                                               Registration No. 333-77757
                                               Filed pursuant to Rule 424(b)(3)

                              DATED AUGUST 6, 1999

PROSPECTUS

                                  $172,915,000

                                   CNET, INC.
                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2006
        AND SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

                      ------------------------------------

o    Maturity Date: The notes are due on March 1, 2006.

o Interest: Interest on the notes is payable on March 1 and September 1 of each year at the rate of 5% per year, commencing on September 1, 1999.

o Conversion into common stock: You may convert the notes in whole or in part into shares of our common stock after June 7, 1999 at a conversion price of $37.40625 per share, subject to adjustment.

o    Redemption: We may redeem the notes on or after March 6, 2002.

o Mandatory offer to repurchase: If we sell all or substantially all of our assets or experience other kinds of changes in control, we must offer to repurchase the notes.

     o Ranking: The notes are general, unsecured obligations, junior in right of payment to all of our existing and future senior debt and all existing and future indebtedness and other liabilities of our subsidiaries.

o Markets for our notes and our common stock: Our notes trade on the Portal market. However, once the notes are sold under this prospectus, they will no longer trade on the Portal market. Our common stock trades on the Nasdaq National Market under the symbol "CNET". The last reported sale price of our common stock on August 5, 1999, as reported by Nasdaq, was $35.88 per share.

o Selling securityholders: The notes and common stock are being offered for resale by the selling securityholders listed on page 48. We will not receive any proceeds from these resales.

                      ------------------------------------

          THIS INVESTMENT INVOLVES RISK. YOU SHOULD PURCHASE ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                      ------------------------------------

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      ------------------------------------


                 The date of this prospectus is August 6, 1999.

                                TABLE OF CONTENTS

                                                                  Page
                                                                  ----
Prospectus Summary.............................................    3
Risk Factors...................................................    5
Incorporation of Documents By Reference........................    15
Where You Can Get More Information.............................    15
Use of Proceeds................................................    16
Ratio of Earnings to Fixed Charges.............................    16
Description of the Notes.......................................    17
Description of Capital Stock...................................    38
Material United States Federal Income Tax Considerations.......    42
Selling Securityholders........................................    48
Plan of Distribution...........................................    49
Legal Matters..................................................    49
Experts........................................................    50

                               PROSPECTUS SUMMARY

     This summary highlights some important information from this prospectus, but does not contain all material information about us or the offering. You should read this summary together with the more detailed information and our financial statements and notes contained or incorporated by reference in this prospectus.

                                      CNET, INC.

     We are a leading media company. We provide consumers with information both online and on television regarding:

     o    computers

     o    the Internet

     o    digital technologies

We seek to use our editorial, technical, product database and programming expertise to engage consumers and attract advertisers. Based on the volume of traffic over our branded online network, we believe that we have established a leadership position in our market. We earn revenues from a combination of:

     o   banner and sponsorship advertising on our online network

     o   sales lead-based advertising services

     o   advertising sales and licensing fees from our television programming

CNET ONLINE

     Our online division produces a network of information and services offered under our CNET brand through CNET.com, our gateway for consumers interested in information technology and technology products and services. Among the primary channels that users can access through CNET.com are:

     o CNET Search.com, an information source providing smart searches relating to computers and technological information

     o CNET Computers.com, a comprehensive source for computer hardware information combining broad product listings, descriptions and reviews,

     o CNET Shopper.com, an extensive resource for determining where to buy computer products online with real-time pricing and links to manufacturers, retailers and resellers

     o CNET News.com, a technology information source offering news and analysis about the Internet and the computer industry

     o CNET Builder.com, an information source providing product reviews and industry news for the Web-builder community

     o CNET Gamecenter.com, an extensive gaming resource offering reviews, download information and links for popular computer games

     o   CNET Download.com, a comprehensive software download service

CNET TELEVISION

     Our television division, intended to strengthen our CNET brand and complement our online division, includes the Digital Domain, a two-hour programming block broadcast on the USA Network and the Sci-Fi Channel. Digital Domain includes:

       o   CNET Central (technology news)

       o   The Web (Internet and online services)

       o   Cool Tech (consumer-oriented technology products)

       o   The New Edge (future technologies)

We also produce TV.com (technology products and news) and Tech Reports (90-second technology inserts for local news programs).

SHOPPING SERVICES

     Our shopping services help consumers decide what products to buy and where to buy them. Our shopping services are a very efficient marketing channel for sellers of technology products who try to reach a targeted audience of potential buyers. We provide sales lead-based advertising services through CNET Computers.com and CNET Shopper.com. We believe that these services are among the industry's leading information resources for buyers of technology products.

     We help the consumer with the beginning phase of a product buying decision by providing high-quality editorial content, including reviews and recommendations. We supplement this information with real-time pricing information from competing vendors covering more than 120,000 products. We also provide one-click access to these vendors, which enables the consumer to order the desired product from the supplier of their choice. We believe that our online database of products and prices is the largest publicly-accessible computer product database in the world.

OUR OTHER VENTURES

     We own approximately 9% (approximately 2.3 million shares) of Vignette Corporation (Nasdaq:VIGN), a manufacturer of Web publishing software, approximately 3% (approximately 750,000 shares) of Beyond.com (Nasdaq:BYND), an online reseller of commercial off-the-shelf computer software, and approximately 9% (approximately 1,350,000 shares of Series C Preferred Stock) of Raging Bull, Inc., a Web-based provider of business and financial news, commentary and chat forum.

     On May 9, 1999 we entered into an agreement to contribute our effective 40% ownership in Snap.com, a free Internet directory, search and navigation portal service controlled by NBC Multimedia, Inc., into a new company that will be called NBC Internet. NBC Internet will result from the merger of SNAP! LLC, the owner of Snap.com, XOOM.com, Inc. and some Internet related properties of the National Broadcasting Company, Inc., including NBC.com, Videoseeker.com, NBC Interactive Neighborhood and a 10% interest in CNBC.com. Upon the closing of this transaction we will own approximately 13% of NBC Internet, which will be a publicly traded company. We also entered into a three year agreement with NBC providing for broadcast of our television programming on CNBC starting in October 1999, subject to the closing of the NBC Internet transaction.

STOCK SPLIT

     On April 21, 1999 we announced a 2-for-1 split of our common stock in the form of a stock dividend that was distributed on May 28, 1999 to our stockholders of record on May 10, 1999. Unless otherwise noted, information contained in this prospectus reflects this stock split.

OUR OPERATING RESULTS

     o On July 15, 1999, we announced quarterly results for the period ended June 30, 1999. Our revenues for the quarter totaled $25.6 million, a 92% increase over revenues of $13.3 million for the quarter ended June 30, 1998. Proforma net income for the quarter was $5.4 million, or $0.07 per share diluted, excluding goodwill amortization, equity losses and gains on the sale of equity investments, compared to net income of $186,000, or $0.00 per share diluted, for the second quarter of 1998. Including goodwill amortization, equity losses and gains from the sale of equity investments, net income equaled $9.2 million, or $0.11 per share diluted, for the second quarter of 1999.

     o Revenues for our online operations increased 109% to $23.8 million for the quarter, versus $11.4 million in the second quarter of 1998. Quarter-to-quarter traffic on our online operations increased 14% to 10.8 million average daily page views in the second quarter, from 9.5 million average daily page views in the first quarter. Our television operations remained profitable on revenues of $1.8 million in the second quarter of 1999. Revenues for television operations were $1.9 million in the second quarter of 1998.

MARKETING CAMPAIGN

     On July 1, 1999 we announced the launch of an extensive multimedia advertising campaign. We currently expect to spend approximately $100.0 million within the next six to eighteen months in connection with this campaign. The campaign will encompass television, radio, print, outdoor and online advertising in a number of major markets and will target information technology professionals, technology purchase decision makers and technology enthusiasts.

     We are a Delaware corporation. Our principal executive offices are located at 150 Chestnut Street, San Francisco, California, 94111. Our phone number is
(415) 395-7800.


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


                                  THE OFFERING

Securities Offered...............  $172,915,000 aggregate principal amount of our 5% convertible subordinated notes due
                                   March 1, 2006, and shares of our common stock issuable upon conversion of the notes.


Maturity Date of Notes...........  March 1, 2006, unless earlier redeemed, repurchased or converted.


Interest Payment Dates of Notes..  March 1 and September 1 of each year, beginning on September 1, 1999.


Conversion of Notes..............  You may convert your notes, unless you have previously redeemed or repurchased them, at any time beginning June 7, 1999 and before March 1, 2006 into shares of our common stock at a conversion price of $37.40625 per share, subject to adjustment in some events. You should read the information under the heading "Description of the Notes-- Conversion" on page 24 for more information on the conversion of the notes. Your right to convert your notes after we have called your notes for redemption will terminate at the close of business on the business day immediately before the day you were to redeem your notes.


Mandatory Redemption of Notes....  None.


Optional Redemption of Notes.....  We may redeem the notes in whole or from time to time in part, at any time on or after March 6, 2002, for cash at the prices set forth in this prospectus, plus accrued and unpaid interest and liquidated damages, if any, through the date of redemption. Liquidated damages is additional interest that we are required to pay for our failure to comply with the requirements of the registration agreement associated with the notes. You should read the information under the heading "Description of the Notes-- Optional Redemption" on page 18 for more information on the redemption of the notes.


Repurchase of Notes at Holders'
Option...........................  If we sell all or substantially all of our assets or experience specific kinds of
                                   changes in control, we will be required to offer to repurchase the notes at a purchase price equal to 100% of their principal amount, together with accrued and unpaid interest and liquidated damages, if any, through the date of purchase. You should read the information under the heading "Description of the Notes-- Repurchase at the Option of Holders" on page 18 and "Risk Factors-- We May Be Unable to Repurchase the Notes When We Are Required to Do So, Which Would Be a Default Under the Notes and Our Credit Facilities" on page 13 for more information on our obligation to repurchase the notes.


Ranking of Notes.................  The notes are general, unsecured obligations, junior in right of payment to all of our existing and future senior debt. The notes are also junior to all existing and future indebtedness and other liabilities of our subsidiaries. The indenture related to the notes does not limit the amount of senior debt or other indebtedness or liabilities that we or our subsidiaries may incur. You should read the information under the heading "Description of the Notes-- Subordination of Notes" on page 26 for more information on the ranking of the notes.


Use of Proceeds..................  We will receive none of the proceeds from the sale of the notes and the common stock
                                   issuable upon conversion of the notes offered by this prospectus. Our proceeds from the initial sale of the notes will be used for general corporate purposes, including our recently announced $100.0 million marketing campaign, and for acquisitions, capital expenditures and working capital.


Trading..........................  The notes are traded in the Portal market.
                                   However, any notes sold under this prospectus will no longer trade in the Portal market. Our common stock is traded on Nasdaq under the symbol "CNET." You should read the information under the heading "Risk Factors - You May Not Be Able to Sell Your Notes" on page 14 for more information on the trading of the notes.


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
                                  RISK FACTORS

     This prospectus contains or incorporates by reference statements about our future that are not statements of historical fact. In some cases, you can identify these statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of such terms, or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined below. These factors may cause our actual results to differ materially and adversely from any forward-looking statement.

     Before investing in the notes or common stock offered by this prospectus, you should carefully consider the following risk factors and warnings, in addition to the other information contained or incorporated by reference in this prospectus. Also, you should be aware that the risks described below are not the only ones facing us. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of those risks or any of the risks described below actually occur, our business, financial condition, prospects or results of operations could be materially and adversely affected. In that case, the trading price of the notes and common stock offered in this prospectus could decline, and you may lose all or part of your investment.

     We Have a Limited Operating History and an Accumulated Deficit, Which Makes Your Evaluation of Us Difficult and Affects Many Aspects of Our Business. We have a limited operating history upon which you can evaluate us. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in developing industries, particularly companies in the relatively new and rapidly evolving market for Internet products, content and services. These risks for us include, but are not limited to:

        o   an evolving and unpredictable business model

        o   uncertain acceptance of new services including CNET Shopper.com

        o   competition

        o   management of growth

We cannot assure you that we will succeed in addressing such risks. If we fail to do so, our revenues and operating results could be materially reduced.

     Additionally, our limited operating history and the emerging nature of the markets in which we compete makes the prediction of future operating results difficult or impossible. We cannot assure you that our revenues will increase or even continue at their current level or that we will maintain profitability or generate cash from operations in future periods. In addition, interest that we pay on our notes and costs of our acquisitions, including amortization of goodwill and other purchased intangibles and ongoing operating expenses, will or may further affect our operating results. From our inception until the third quarter of 1998, we incurred significant losses. As of December 31, 1998 we had an accumulated deficit of $51.2 million. We may incur additional losses in the future. We expect to incur losses in 1999 as a result of our recently announced marketing campaign. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indicating what our future performance will be.

     For each of the five years ending December 31, 1998 we did not have sufficient earnings to cover our fixed charges. If we continue to have insufficient earnings to cover our fixed charges, our financial results could be adversely affected. For example, if currently available cash and cash generated by operations is insufficient to satisfy our fixed charges or our liquidity requirements, we may be required to sell additional equity or debt securities. The sale of additional


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


equity or debt securities that are convertible into equity would result in additional dilution to our stockholders. There can be no assurance that financing will be available in amounts or on terms that we find acceptable.

     We May Experience Fluctuations in Our Quarterly Operating Results, And May Not Be Able to Adjust Our Spending in Time to Compensate For Any Unexpected Revenue Shortfall. Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to our planned expenditures could materially reduce our operating results and adversely affect our financial condition.

     Factors that may adversely affect our quarterly operating results attributable to our Internet operations include, among others:

     o   demand for Internet advertising

     o the addition or loss of advertisers, and the advertising budgeting cycles of individual advertisers

     o   the level of traffic on our network of Internet channels

     o the amount and timing of capital expenditures and other costs, including marketing costs, relating to our Internet operations

     o   competition

     o our ability to manage effectively our development of new business segments and markets

     o our ability to successfully manage the integration of operations and technology of acquisitions and other business combinations

     o   our ability to upgrade and develop our systems and infrastructure

     o   technical difficulties, system downtime or Internet brownouts

     o   governmental regulation and taxation policies

     o general economic conditions and economic conditions specific to the Internet and Internet media


     Quarterly operating results attributable to our television operations are generally dependent on the costs we incur in producing our television programming. If the costs of producing television programs exceed licensing and distribution revenues, we could incur losses with respect to our television operations. As a result of our strategy to cross market our television and Internet operations, a decrease in the number of viewers of our television programs may lead to a reduction in use of our Internet channels, which would materially reduce our revenues and adversely affect our financial condition.

     Due to all of the foregoing factors, it is likely that our operating results may fall below our expectations or the expectations of securities analysts or investors in some future quarter. If this happens, the trading price of our common stock and the trading price of our notes would likely be materially and adversely affected.

     Our Internet Content and Services May Not be Accepted, Which Could Adversely Affect Our Profitability. Our future success depends upon our ability to deliver original and compelling Internet content and services that attract and retain users. We cannot assure you that our content and services will be attractive to a sufficient number of Internet users to generate revenues sufficient for us to sustain operations. If we are unable to develop Internet content and services that allow us to attract, retain and expand a loyal user base that is attractive to advertisers and sellers of technology products, we will be unable to generate revenue.

     Our Television Programming May Not Be Successful, Which Could Adversely Affect Our Profitability. We cannot assure you that television broadcasters, cable networks or their viewers will accept


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


our television programming. The successful development and production of television programming is subject to numerous uncertainties, including the ability to:

        o anticipate and successfully respond to rapidly changing consumer tastes and preferences

        o   obtain favorable distribution rights

        o   fund new program development

        o attract and retain qualified producers, writers, technical personnel and television hosts

We may be unable to increase or sustain our revenues if we fail to develop television programming that allows us to attract, retain and expand a loyal television audience, or if we fail to retain or develop distribution channels for our television programming.

     Our Failure to Compete Successfully Could Adversely Affect Our Prospects and Financial Results. The market for Internet content and services is new, intensely competitive and rapidly evolving. It is not difficult to enter this market and current and new competitors can launch new Internet sites at relatively low cost. We cannot assure you that we will compete successfully with current or future competitors. If we do not compete successfully, our financial results may be adversely affected.

     Failure to Effectively Manage Our Growth Could Result in Our Inability to Support and Maintain Our Operations. We have rapidly and significantly expanded our operations and anticipate that further expansion of our operations may be required in order to address potential market opportunities. This rapid growth has placed, and we expect it to continue to place, a significant strain on our management, operational and financial resources. We cannot assure you that:

        o our current personnel, systems, procedures and controls will be adequate to support our future operations

        o management will be able to identify, hire, train, motivate or manage required personnel

        o management will be able to successfully identify and exploit existing and potential market opportunities

     If We Experience Difficulties With Our System Development and Operations, We Could Experience a Decrease in Revenues. Our Internet revenues consist primarily of revenues derived from the sale of advertisements and other fees from sellers of technology products on our Internet channels, in particular from arrangements with our advertising customers that provide for a guaranteed number of impressions. If our Internet channels are unavailable as a result of a system interruption we may be unable to deliver the number of impressions guaranteed by these agreements. During 1998, we experienced two power interruptions that resulted in the unavailability of our Internet channels and services for portions of two days. We cannot assure you that we will be able to accurately project the rate or timing of increases, if any, in the use of our Internet channels or will be able to, in a timely manner, effectively upgrade and expand our systems.

     Our Financial Results Will Be Adversely Affected If We Fail to Sustain Our Advertising Revenues. Our revenues through December 31, 1998 were derived primarily from the sale of advertising and other fees from sellers of technology products on our Internet channels and from advertising and license fees from producing our television programs. Most of our advertising contracts can be terminated by the customer at any time on very short notice. If we lose advertising customers, fail to attract new customers or are forced to reduce advertising rates in order to retain or attract customers, our revenues and financial condition will be materially and adversely affected.

     If the Internet Is Not Accepted as an Advertising Medium, We Could Experience a Decrease in Revenues. Our Internet advertising customers and potential customers have only limited experience with the Internet as an advertising medium


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


and neither they nor their advertising agencies have devoted a significant portion of their advertising budgets to Internet-based advertising in the past. In order for us to generate advertising revenues, advertisers and advertising agencies must direct a significant portion of their budgets to the Internet and, specifically, to our Internet sites. Acceptance of the Internet among advertisers and advertising agencies also depends to a large extent on the growth of use of the Internet by consumers, which is very uncertain, and on the acceptance of new methods of conducting business and exchanging information. If Internet-based advertising is not widely accepted by advertisers and advertising agencies, our revenues and financial condition will be materially and adversely affected. In addition, users can purchase software that is designed to block banner advertisements from appearing on their computer screens as the user navigates on the Internet. This software is intended to increase the navigation speed for the user. Our revenues could be materially reduced if this software or other ad-blocking technology becomes widely-used.

     If Our Brand Is Not Accepted or Maintained, Our Financial Results Could Be Adversely Affected. Acceptance of our CNET brand will depend largely on our success in providing high quality Internet and television programming. If consumers do not perceive our existing Internet and television content to be of high quality, or if we introduce new Internet channels or television programs or enter into new business ventures that are not favorably received by consumers, we will not be successful in promoting and maintaining our brand. If we are unable to provide high quality content and services or fail to promote and maintain our CNET brand, our revenues and financial condition will be materially and adversely affected. In addition, we expect to incur losses in 1999 as a result of our recently announced marketing campaign.

     Inability to Attract and Retain Key Personnel Could Adversely Affect Our Ability to Operate. Our success depends to a large extent on the continued services of Halsey M. Minor, Shelby W. Bonnie and the other members of our senior management team. In particular, the loss of the services of Mr. Minor or Mr. Bonnie, our founders, could have an adverse effect on us due to their crucial role in our strategic development. Our success is also dependent on our ability to attract, retain and motivate other officers, key employees and personnel. We do not have "key person" life insurance policies on any of our officers or other employees. The production of our Internet and television content and services requires highly skilled writers and editors and personnel with sophisticated technical expertise. We have encountered difficulties in attracting qualified software developers for our Internet channels and related technologies. If we do not attract, retain and motivate the necessary technical, managerial, editorial and sales personnel, there could be a material adverse effect on our business and operating results.

     We Have Risks Associated With Television Distribution and We Are Dependent on the Networks That Carry Our Television Programming, Which Could Adversely Affect Our Financial Condition. Our television programming is currently carried primarily on the USA Network and the Sci-Fi Channel, both of which are owned by USA Networks, pursuant to an agreement that has been extended through September 30, 1999. We cannot assure you that we will be able to obtain distribution for our television programming after September 30, 1999. We recently entered into a three year agreement with NBC providing for our television programming to be carried primarily on CNBC starting in October 1999, subject to the closing of the transaction forming NBC Internet, to which we are a party. We cannot assure you that the NBC Internet transaction will close, and we therefore cannot assure you that our television programming will be carried primarily on CNBC starting in October 1999. If the NBC Internet transaction does not close and we are unable to find an alternative carrier for our television programming, our brand, revenues and financial condition may be materially and adversely affected.

     Risks Associated With Technological Change Could Adversely Affect
Our Ability to Operate. Characteristics of the market for Internet products and services include:

        o   rapid technological developments

        o   frequent new product introductions

        o   evolving industry standards

The emerging character of these products and services and their rapid evolution requires that we continually improve the performance, features and reliability of our Internet content, particularly in response to competitive offerings. We cannot assure you that we will be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of


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


new Internet technologies or standards could require us to make substantial expenditures to modify or adapt our Internet channels and services and could fundamentally affect the character, viability and frequency of Internet-based advertising. Any of these events could have a material adverse effect on our financial condition and operating results.

     Our Failure to Develop and Maintain Relationships With Third Parties Could Adversely Affect Our Financial Condition. We rely on the cooperation of owners and operators of other Internet sites in connection with the operation of our Internet channels and services. We cannot assure you that this cooperation will be available on acceptable commercial terms or at all. Our ability to develop original and compelling Internet content and service is also dependent on maintaining relationships with and using products provided by third party vendors of Internet development tools and technologies, including:

        o   Macromedia's Shockwave

        o   Microsoft's ActiveX

        o   Progressive Networks' RealAudio

        o   Sun Microsystems' Java

Our ability to advertise on other Internet sites and the willingness of the owners of these sites to direct users to our Internet channels through hypertext links are also critical to the success of our Internet operations. If we are unable to develop and maintain satisfactory relationships with third parties on acceptable commercial terms, or if our competitors are better able to capitalize on these relationships, our financial condition and operating results will be materially and adversely affected.

     We May Have Difficulties With Our Acquisitions and Investments, Which Could Adversely Affect Our Growth and Financial Condition. From time to time, we consider new business opportunities and ventures, including acquisitions, in a broad range of areas. Any decision by us to pursue a significant business expansion or new business opportunity could:

     o require us to invest a substantial amount of capital, which could have a material adverse effect on our financial condition and our ability to implement our existing business strategy

     o require us to issue additional equity interests, which would be dilutive to our current stockholders

     o   result in operating losses

     o place additional, substantial burdens on our management personnel and our financial and operational systems

We cannot assure you that we will have sufficient capital to pursue any investment or acquisition. We can offer no assurance that we will be able to develop any new Internet channel or service or other new business venture in a cost effective or timely manner or that it would be profitable.

     We May Have Difficulties With Our Business Combinations and Strategic Alliances, Which Could Adversely Affect Our Growth and Financial Condition. We may choose to expand our operations or market presence by entering into:

        o   agreements

        o   business combinations

        o   investments

        o   joint ventures

        o   other strategic alliances with third parties


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
Any transaction will be accompanied by risks, which include, among others:

     o the difficulty of assimilating the operations, technology and personnel of the combined companies

     o   the potential disruption of our ongoing business

     o   the possible inability to retain key technical and managerial personnel

     o additional expenses associated with amortization of goodwill and other purchased intangible assets

     o additional operating losses and expenses associated with the activities and expansion of acquired businesses

     o the possible impairment of relationships with existing employees and advertising customers

We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with any transaction or that any transaction will be profitable.

     We Depend on Intellectual Property Rights and Others May Infringe Upon Those Rights, or These Rights May Become Obsolete, Adversely Affecting Our Business. We rely on trade secret, trademark and copyright laws to protect our proprietary technologies and content. We cannot assure you that:

     o   these laws will provide sufficient protection

     o others will not develop technologies or content that are similar or superior to ours

     o third parties will not copy or otherwise obtain and use our technologies or content without authorization

Any of these events could have a material adverse effect on our business.

     We May Not Be Able to Acquire or Maintain Our Domain Names, Which Could Limit Our Ability to Operate Our Online Division. We currently hold various Web domain names relating to our brand and sites. The acquisition and maintenance of domain names generally is regulated by government agencies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change. For example, the Internet Corporation for Assigned Names and Numbers recently selected a number of companies to tap into Network Solutions, Inc.'s domain name registration system. Network Solutions was previously the exclusive registrar for the ".com,"".net," and ".org" generic top-level domains. We cannot assure you that we will be able to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We therefore may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. Any inability to acquire or maintain domain names could have a material adverse effect on our business.

     Changes in Regulations Could Adversely Affect The Way That We Operate. It is possible that new laws and regulations will be adopted covering issues relating to the Internet, including:

     o   privacy

     o   copyrights

     o   obscene or indecent communications

     o   pricing, characteristics and quality of Internet products and services

The adoption of restrictive laws or regulations could:

     o   decrease the growth of the Internet

     o   reduce our revenues

     o   expose us to significant liabilities

We cannot be sure what effect any future material noncompliance by us with these laws and regulations or any material changes in these laws and regulations could have on our business.

     If the Internet Does Not Continue to Grow, We May Not Have a Sufficient Base of Users to Support Our Business. The rapid growth in the use of and interest in the Internet is a recent phenomenon. We cannot assure you that acceptance and use of the Internet will continue to develop or that a sufficient base of users will develop to support our business.

     We also cannot assure you that the Internet infrastructure will be able to support the demands placed upon it by:

        o   increases in the number of users

        o   an increase in frequency of use

        o   an increase in the bandwidth requirements of users

In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased government regulation. If use of the Internet does not continue to grow or grows more slowly than expected, or if the Internet infrastructure does not effectively support growth that may occur, our revenues and financial condition would be materially and adversely affected.

     We Have Capacity Constraints and May Be Subject to System Disruptions, Which Could Adversely Affect Our Revenues. Our ability to attract Internet users and maintain relationships with advertising or service customers depends on the satisfactory performance, reliability and availability of our Internet channels and our network infrastructure. Our Internet advertising revenues directly relate to the number of advertisements delivered by us to users. System interruptions that result in the unavailability of our Internet channels or slower response times for users would reduce the number of advertisements and sales leads delivered and reduce the attractiveness of our Internet channels to users and advertisers. We have experienced periodic system interruptions in the past and believe that such interruptions will continue to occur from time to time in the future. Any increase in system interruptions or slower response times resulting from these factors could have a material adverse effect on our revenues and financial condition.

     Our Internet and television operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. All of our servers and television production equipment is currently located in San Francisco, California, an area that is susceptible to earthquakes. Since launching our first Internet site in June 1995, we have experienced system downtime for limited periods due to power loss and telecommunications failures, and we cannot assure you that interruptions in service will not materially and adversely affect our operations in the future. We do not carry sufficient business interruption insurance and do not carry earthquake insurance to compensate us for losses that may occur. Any losses or damages that we incur could have a material adverse effect on our financial condition.

     Our Business Involves Risks of Liability Claims for Our Internet and Television Content, Which Could Result in Significant Costs. As a publisher and a distributor of content over the Internet and television, we face potential liability for:

     o   defamation

     o   negligence

     o   copyright, patent or trademark infringement

     o other claims based on the nature and content of the materials that we publish or distribute

These types of claims have been brought, sometimes successfully, against online services. In addition, we could be exposed to liability in connection with material indexed or offered on our sites. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to reimburse us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our financial condition.

     Unauthorized Persons Accessing Our Systems Could Disrupt Our Operations and Result in the Theft of Our Proprietary Information. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our Internet operations. We may be required to expend significant capital and resources to protect against the threat of security breaches or to alleviate problems caused by breaches in security. For example, so-called "spiders" have and can be used in efforts to copy our databases, including our database of technology products and prices.

     Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet, particularly as a means of conducting commercial transactions. To the extent that our activities or the activities of third party contractors involve the storage and transmission of proprietary information, such as computer software or credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. We cannot assure you that contractual provisions attempting to limit our liability in these areas will be successful or enforceable, or that other parties will accept such contractual provisions as part of our agreements.

     Our Inability to Utilize Technology That We Do Not Own Could Disrupt Our Operations. We rely on technology licensed from third parties. We cannot assure you that these third party technology licenses will be available or will continue to be available to us on acceptable commercial terms or at all.

     Our Substantial Debt Exposes Us to Risks That Could Adversely Affect Our Financial Condition. As a result of the sale of our 5% convertible subordinated notes in March 1999, we incurred $172.9 million of additional debt. Along with the notes, we may incur substantial additional debt in the future. The level of our indebtedness, among other things, could:

     o   make it difficult for us to make payments on the notes

     o make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes

     o limit our flexibility in planning for, or reacting to changes in, our business

     o   make us more vulnerable in the event of a downturn in our business

We cannot assure you that we will be able to meet our debt service obligations, including our obligations under the notes.

     The Notes are Subordinated to Our Other Indebtedness, Which May Affect Our Ability to Pay Our Obligations on the Notes. The notes are general, unsecured obligations, junior in right of payment to all our existing and future senior debt to the extent set forth in the indenture. The notes also are subordinated to all existing and future indebtedness and other liabilities of any of our current or future subsidiaries. As of March 31, 1999 we and our subsidiaries had approximately $1.0 million of other indebtedness to which the notes were subordinate in right of payment. Upon particular events, such as the bankruptcy of our company or the acceleration of the notes, our assets will be available to pay obligations on the notes only after all our senior debt has been paid in full or satisfied. We may not have sufficient assets remaining to pay amounts due on the notes outstanding at that time. The indenture does not prohibit or limit our ability, or the ability of our subsidiaries, to incur senior debt or other indebtedness and liabilities, nor does it limit the amount of senior debt or other indebtedness or liabilities that we or our subsidiaries may incur. If we, or our subsidiaries, incur additional indebtedness or other liabilities, we may be unable to pay our obligations on the notes. As a result, you could lose some or all of your investment in the notes.

     We May Be Unable To Pay Our Debt Service and Other Obligations, Which Could Adversely Affect Our Financial Condition or Cause Us to Default Under the Notes. Our operating income and cash flow generated during 1998 would have been insufficient to pay the amount of interest payable annually on our indebtedness, including the notes. We currently expect to spend approximately $100.0 million within the next six to eighteen months in connection with our recently announced marketing campaign, and anticipate that we will incur losses as a result. The interest payable on our notes is $8,645,750 each year. We cannot assure you that we will be able to pay interest and other amounts due on the notes and our other indebtedness. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we fail to comply with the various requirements of our indebtedness, we would be in default, which would permit the holders of our indebtedness to accelerate the maturity of the indebtedness and could cause defaults under our other indebtedness. Any default under our indebtedness could have a material adverse effect on our financial condition.

     We May be Unable to Repurchase the Notes When We Are Required To Do So, Which Could Be a Default Under the Notes and Our Credit Facilities. We are required to offer to repurchase the notes if particular events occur, including a change of control. Our ability to repurchase the notes upon the occurrence of one of these events may be limited. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for the notes if we are required to repurchase them. For example, our subsidiaries may be parties in the future to agreements that restrict the transfer of funds to us sufficient to repurchase the notes. If we are unable to repurchase the notes when we are required to do so, the holders of the notes would be able to exercise all rights granted to unsecured, subordinated creditors under applicable law. The definition of change of control in the indenture includes a phrase relating to the sale, assignment, conveyance, transfer or lease of "all or substantially all" of the assets of our company or of our company and our subsidiaries taken as a whole. There are only a limited number of court decisions interpreting the phrase "substantially all" and, as a result, there is no precise established definition of the phrase under applicable law. Accordingly, your ability as a holder of notes to require us to repurchase your notes as a result of a sale, assignment, conveyance, transfer or lease of less than all of the assets of our company or our company and our subsidiaries, taken as a whole, to another person or group may be uncertain.

     In addition, we may enter into future agreements that may prohibit or restrict our ability to repurchase the notes. If we are required to repurchase the notes at a time when prohibitions or restrictions of this type are in effect, we could seek the consent of appropriate third parties to enable us to repurchase notes or we could attempt to refinance any borrowings that contain these prohibitions or restrictions. If we do not obtain consents or refinance or repay borrowings that contain those prohibitions or restrictions, we will be unable to repurchase the notes. Our failure to repurchase the notes would constitute a default under the terms of the notes. Any default may, in turn, cause a default under our senior debt. Moreover, the occurrence of an event that requires us to offer to repurchase the notes may cause a default under, and permit the acceleration of, senior debt that we designate under the terms of the indenture related to the notes. The indenture prohibits us from repurchasing the notes until this senior debt is paid in full, or unless we obtain a waiver under the indenture.

     Year 2000 Problems For Us, Our Suppliers or Our Customers Could Increase Our Liabilities or Expenses and Impact Our Profitability. We are in the assessment phase of our year 2000 program. We cannot assure you that we will not experience serious unanticipated negative consequences and/or additional material costs caused by undetected errors or defects in the technology used in our internal systems, or by failures of our vendors/partners to address their year 2000 issues in a timely and effective manner.


     The Price of Our Common Stock Is Subject to Wide Fluctuation, Which Could Affect the Trading Prices of the Notes. The trading price of our common stock is subject to wide fluctuations. Trading prices of our common stock may fluctuate in response to a number of events and factors, including:

     o   quarterly variations in operating results

     o   announcements of innovations

     o new products, strategic developments or business combinations by us or our competitors

     o   changes in our expected operating expense levels or losses

     o changes in financial estimates and recommendations of securities analysts

     o the operating and securities price performance of other companies that investors may deem comparable to us

     o   news reports relating to trends in the Internet

     o   other events or factors

     In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock. Fluctuations in the market price of our common stock could adversely affect the trading price of the notes.

     We Have a Substantial Number of Shares of Common Stock That May Be Sold, Which Could Affect the Trading Price of Our Common Stock and the Notes. We have a substantial number of shares of common stock subject to stock options and warrants, and our notes may be converted into shares of common stock. We cannot predict the effect, if any, that future sales of shares of common stock or notes, or the availability of shares of common stock or notes for future sale, will have on the market price of our common stock or notes. Sales of substantial amounts of common stock, including shares issued upon the exercise of stock options or warrants or the conversion of the notes, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and notes.

     Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law Could Deter Takeover Attempts. Some provisions in our certificate of incorporation and bylaws could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control. Our stockholders might view any transaction of this type as being in their best interest since the transaction could result in a higher stock price than the current market price for our common stock. Among other things, our certificate of incorporation and bylaws:

     o authorize our board of directors to issue preferred stock in series with the terms of each series to be fixed by our board of directors

     o divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year

     o   permit directors to be removed only for cause

     o specify advance notice requirements for stockholder proposals and director nominations

     In addition, with certain exceptions, the Delaware General Corporation Law restricts or delays mergers and other business combinations between us and any stockholder that acquires 15% or more of our voting stock.

     You May Not Be Able to Sell Your Notes. We issued the notes in March 1999 in a private placement to a number of buyers. The notes trade on the Portal market. However, any notes sold under this prospectus will no longer trade on the Portal market. As a result, you may be unable to sell your notes. We do not intend to list the notes on any national securities exchange or on Nasdaq.

     An active trading market for the notes may not develop or last, in which case the trading price of the notes could be adversely affected. If a public market does develop, the notes might trade at prices higher or lower than their initial offering price. The trading price would depend on many factors, including:

     o   interest rates

     o   the market for similar securities

     o   the trading price of our common stock

     o   general economic conditions

     o   our financial condition, performance and prospects

Historically, disruptions in the market for non-investment grade debt have caused substantial fluctuation in the prices of these securities. The market for the notes may be subject to these disruptions, which could have an adverse effect on you. You should be aware that reselling your notes may be difficult and you may be unable to sell them at all.

     The investment banking firms that originally purchased the notes informed us that they intend to make a market in the notes. However, they do not have to do so, and they may discontinue this market-making activity at any time without notice. In addition, the Securities Act of 1933 and the Securities Exchange Act of 1934 impose limitations on market-making, including during the time this prospectus is being used.

                              --------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the date of any sale of the notes and shares of common stock issuable upon conversion of the notes.

                              --------------------


                    INCORPORATION OF DOCUMENTS BY REFERENCE

     Our fiscal year ends December 31. We furnish our stockholders with annual reports containing audited financial statements and other appropriate reports. We also file annual, quarterly and current reports, proxy statements and other information with the SEC. Instead of repeating in this prospectus information that we have already filed with the SEC, rules of the SEC permit us to incorporate by reference the information we file with them. These rules mean that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC. These documents are considered to be part of this prospectus. Any documents that we file with the SEC in the future will also be considered to be part of this prospectus and will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling securityholders sell all of the notes or the shares of common stock offered by this prospectus.

     o   Our Annual Report on Form 10-K for the fiscal year ended
         December 31, 1998, as amended by our Form 10-K/A filed July 15, 1999 and our Form 10-K/A filed August 2, 1999

     o Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999

     o   Our Reports on Form 8-K filed March 1, 1999, March 17,
         1999, April 1, 1999, April 23, 1999, May 14, 1999 and May 17, 1999

     o   Our Proxy Statement filed April 22, 1999

     o The description of our common stock contained in our Registration Statement on Form 8-A filed June 17, 1996, including any amendments or reports filed for the purpose of updating that description

                       WHERE YOU CAN GET MORE INFORMATION

     We have filed a registration statement with the SEC to register the notes and the common stock issuable upon conversion of the notes that the selling securityholders are offering to you. This prospectus is part of that registration statement. As allowed by the SEC's rules, we have not included in this prospectus all of the information that is included in the registration statement. At your request, we will provide to you, without charge, a copy of the registration statement or any of the exhibits to the registration statement. If you want more information, write or call us at:

                                   CNET, Inc.
                               150 Chestnut Street
                         San Francisco, California 94111
                            Telephone: (415) 395-7800
                       Attention: Chief Financial Officer

     You may also obtain a copy of any filing we have made with the SEC directly from the SEC. You may either:

     o read and copy reports, statements or other information we have filed with the SEC at the SEC's public reference room at 450 Fifth Street N.W., Washington, D.C. or

     o obtain copies of documents that we have filed with the SEC on the SEC's internet web site at http://www.sec.gov

     You can get more information about the SEC's public reference room by calling the SEC at 1-800-SEC-0330.

                              --------------------

     Information contained on our Internet network will not be deemed to be part of this prospectus.

                              --------------------

                                 USE OF PROCEEDS


     The selling securityholders will receive all of the proceeds from the sale of the notes and the common stock issuable upon conversion of the notes offered by this prospectus. We will not receive any proceeds from these sales. Our proceeds from the initial sale of the notes will be used for general corporate purposes, including our recently announced $100.0 million marketing campaign, and for acquisitions, capital expenditures and working capital.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Earnings is defined as pretax income from continuing operations adjusted by adding fixed charges and excluding interest capitalized during the period. Fixed charges means the total of interest expense and amortization of financing costs, the estimated interest component of rental expense on operating leases and preferred stock dividends.

     The following table sets forth our deficiency of earnings to fixed charges for each of the periods indicated.

                                                         Year ended December 31,
                               -------------------------------------------------------------------------------
                                   1994            1995            1996             1997             1998
                               ------------    ------------    -------------    -------------    -------------
Amount of deficiency........   $(2,826,549)    $(8,607,358)    $(16,948,662)    $(24,728,092)    $(27,188,199)

                            DESCRIPTION OF THE NOTES

GENERAL

     We issued the notes pursuant to an indenture dated as of March 8, 1999 between us and The Bank of New York, as trustee. The following is a summary of material provisions of the indenture and the registration agreement relating to the notes. Although we believe that we have summarized the material terms of these agreements, this summary is qualified in its entirety by reference to the indenture and the registration agreement. The definitions of certain terms used in the following summary are set forth below under the heading "Definitions."

    The notes are general, unsecured obligations, junior in right of payment to all our existing and future senior debt to the extent set forth in the indenture. The indenture does not limit the amount of other indebtedness or liabilities that we or our subsidiaries may incur or securities that we or our subsidiaries may issue. We currently do not conduct any operations through subsidiaries. If in the future we conduct operations through subsidiaries, we could be dependent upon the cash flow of these subsidiaries to meet some or all of our obligations, including our obligations under the notes. As a result, the notes are subordinated to all existing and future indebtedness and other liabilities of any of our current or future subsidiaries. You should read the information under the heading "Risk Factors -- The Notes are Subordinated to Our Other Indebtedness, Which May Affect Our Ability to Pay Our Obligations on the Notes" on page 12 for more information on the subordination of the notes.

     The notes are traded on the Portal market. However, any notes sold under this prospectus will no longer trade on the Portal market. You should read the information under the heading "Risk Factors -- You May Not Be Able to Sell Your Notes" on page 14 for more information on the trading of the notes.

PRINCIPAL, MATURITY AND INTEREST

     We issued $172,915,000 aggregate principal amount of notes in March 1999. The notes bear interest from March 8, 1999 at 5% per annum and mature on March 1, 2006.

     We pay interest on the notes semiannually on March 1 and September 1 of each year beginning on September 1, 1999, to holders of record at the close of business on the February 15 or August 15 immediately preceding the interest payment dates. We compute interest on the basis of a 360-day year consisting of twelve 30-day months. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from March 8, 1999.

     If we do not comply with particular deadlines set forth in the registration agreement that relates to the registration for resale of the notes and the common stock issuable upon conversion of the notes, holders of the notes and the common stock issued upon conversion of the notes will be entitled to additional interest. We refer to this additional interest as liquidated damages. You should read the information under the heading "Registration Rights" below for more information on the registration of the notes and liquidated damages.

     We pay the principal of, premium, if any, interest and liquidated damages, if any, on the notes at:

     o our office or agency maintained for this purpose within the Borough of Manhattan, The City of New York

     o subject to applicable laws and regulations, at the office of any paying agent

     o   at our option, by check mailed to the holders of the notes

Until we designate otherwise, our office or agency in the Borough of Manhattan, The City of New York will be the office of the trustee maintained for this purpose. We issued the notes in registered form, without coupons, and in denominations of $1,000 and integral multiples of $1,000.

     If a payment date is not a business day at a place of payment, we may make payment at that place on the next succeeding business day, and no interest will accrue for the intervening period.

     We have appointed the trustee, The Bank of New York, at its corporate trust office in the Borough of Manhattan, The City of New York as the registrar, paying agent and conversion agent. We may terminate the appointment of the registrar, paying agent or conversion agent at any time and appoint additional or other registrars, paying agents and conversion agents. We will maintain an office or agency in the Borough of Manhattan, The City of New York for payments with respect to the notes and for the surrender of notes for conversion until the notes have been delivered to the trustee for cancellation, or moneys sufficient to pay the principal of, and premium, if any, interest and liquidated damages, if any, on the notes have been made available for payment and either paid or returned to us as provided in the indenture. We will give notice of any termination or appointment and of any change in the office through which the paying agent or conversion agent will act in accordance with the procedures set forth under the heading "Notices" below.

OPTIONAL REDEMPTION

     We may not redeem the notes prior to March 6, 2002. On and after March 6, 2002, we may redeem the notes at our option, in whole or from time to time in part, in any integral multiple of $1,000, after giving not less than 30 nor more than 60 days' prior notice by mail to the holders of the notes. We may redeem the notes at the following redemption prices, expressed as percentages of the principal amount, in each case together with accrued interest and liquidated damages, if any, to, but excluding, the redemption date. Payment of the redemption price to the holder of the note is subject to the right of holders of record on the relevant record date to receive interest and liquidated damages, if any, due on an interest payment date. If we redeem the notes during the 12-month period beginning March 1 of the years indicated (March 6, in the case of 2002) the redemption price shall be:

            YEAR     REDEMPTION PRICE     YEAR    REDEMPTION PRICE
            ----     ----------------     ----    ----------------
            2002        102.857%          2004       101.429%
            2003        102.143%          2005       100.714%

On or after the redemption date, interest and liquidated damages, if any, will cease to accrue on the notes, or portions thereof, called for redemption unless we shall fail to redeem the notes.

MANDATORY REDEMPTION

     We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

REPURCHASE AT THE OPTION OF HOLDERS

     Upon the occurrence of an event known as a designated event, each holder of notes has the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of the holder's notes pursuant to the offer described below at a purchase price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest and liquidated damages, if any, on the notes to the payment date for the designated event. The definition of a designated event is set forth below. Within 30 days following any designated event, unless we have previously given the holders notice of our intention to redeem the notes in whole pursuant to the provisions set forth under the heading "Optional Redemption" below, we will mail a notice to each holder stating:

     o that the designated event offer is being made pursuant to the covenant described in this paragraph and that all notes validly tendered will be accepted for payment

     o the purchase price and the purchase date, which shall be no earlier than 30 days nor later than 60 days following the date such notice is mailed unless a later date is required by applicable law

     o that any notes not validly tendered or accepted for payment will continue to accrue interest and liquidated damages, if applicable, and will continue to have conversion rights

     o that, unless we default in the payment of the designated event payment, all notes accepted for payment pursuant to the designated event offer will cease to accrue interest and liquidated damages, if applicable, from and after the designated event payment date and will cease to have conversion rights after the designated event payment date

     o that holders electing to have any notes purchased pursuant to a designated event offer will be required to surrender the notes, with the form entitled "Option of Noteholder to Elect Purchase" on the reverse of the notes completed, to a paying agent at the address specified in the notice prior to the close of business on the third business day preceding the designated event payment date

     o that holders will be entitled to withdraw their election if a paying agent receives, not later than the close of business on the second business day preceding the designated event payment date, a facsimile transmission or letter setting forth the name of the holder, the principal amount of notes delivered for purchase and a statement that such holder is withdrawing his election to have such notes purchased

     o that holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof

     o the instructions and any other information necessary to enable holders to accept a designated event offer or effect withdrawal of such acceptance

     We will comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other securities laws and regulations under the Exchange Act to the extent these laws and regulations apply to the repurchase of the notes in connection with a designated event.

     On the designated event payment date, we will, to the extent lawful:

     o accept for payment notes or portions thereof validly tendered pursuant to the designated event offer

     o deposit with the trustee or a paying agent in immediately available funds an amount equal to the designated event payment in respect of all notes or portions of notes tendered

     o deliver or cause to be delivered to the trustee the notes accepted together with an officers' certificate identifying the notes or portions of notes that we have accepted for payment

The paying agent will promptly, but in any event not later than five calendar days after the designated event payment date, mail or deliver to each holder of notes accepted payment in an amount equal to the designated event payment for the notes, and the trustee will promptly authenticate and mail or deliver to each holder a new certificate representing a note equal in principal amount to any unpurchased portion of the notes surrendered. Each new certificate representing a note will be in a principal amount of $1,000 or an integral multiple of $1,000. Any notes not accepted will be promptly mailed or delivered by or on behalf of us to the holder of the notes. We will publicly announce the results of the designated event offer on or as soon as practicable after the designated event payment date.

     Except as described above with respect to a designated event, the indenture does not contain any other provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar restructuring.

     The designated event purchase feature of the notes may in certain circumstances make more difficult or discourage a takeover of our company, and, thus, the removal of the management of our company at that time. The designated event purchase feature, however, is not the result of our knowledge of any specific effort to accumulate our capital stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the designated event purchase feature is a result of negotiations between us and the initial purchasers of the notes. We have no current intention to engage in a transaction involving a designated event, although it is possible that we could decide to do so in the future. Subject to the limitations on mergers, consolidations and sales of assets described in this prospectus, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not be a designated event under the indenture, but that could increase the amount of indebtedness (including senior debt) outstanding at that time or otherwise affect our capital structure or credit ratings. The payment of the designated event payment is subordinated to the prior payment of senior debt as described under the heading "Subordination of Notes" below.

     Our ability to repurchase notes upon the occurrence of a designated event may be limited. If a designated event were to occur, we cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the designated event payment for all notes tendered by holders of the notes. Our subsidiaries, if any, may be parties in the future to credit agreements and other agreements that restrict the transfer of funds to our company sufficient to permit us to pay a designated event payment. In addition, future credit agreements or other agreements may prohibit or restrict our ability to pay a designated event payment. If a designated event occurs at a time when prohibitions or restrictions are in effect, we could seek the consent of appropriate third parties to enable us to repurchase notes or we could attempt to refinance any borrowings that contain these prohibitions or restrictions. If we do not obtain consents or refinance or repay borrowings that contain those prohibitions or restrictions, we will not be able to repurchase notes. In this case, our failure to repurchase tendered notes would constitute an event of default under the indenture whether or not the repurchase is permitted by the subordination provisions of the indenture. Any default may, in turn, cause a default under our senior debt. Moreover, the occurrence of a designated event may cause an event of default under, and permit acceleration of, senior debt that we designate under the indenture. The indenture prohibits us from repurchasing the notes until this senior debt is paid in full, or unless we obtain a waiver under the indenture. You should read the information under the heading "Subordination of Notes" below and under the heading "Risk Factors -- The Notes are Subordinated to Our Other Indebtedness" for more information on the subordination of the notes.

     A "designated event" will be deemed to have occurred upon a change of control or a termination of trading.

     A "change of control" will be deemed to have occurred when:

        o any "person" or "group," as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, is or becomes the "beneficial owner," as defined in Rules 13d-3 and 13d-5 under the Exchange Act, of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of our directors

     o we consolidate with or merge into any other person, or any other person merges into us, and, in the case of any such transaction, our outstanding common stock is reclassified into or exchanged for any other property or securities, unless our stockholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the then outstanding voting securities entitled to vote generally in elections of directors of the corporation resulting from such transaction in substantially the same respective proportions as their ownership of our voting stock immediately before the transaction

     o our company and our subsidiaries, taken as a whole, sell, assign, convey, transfer or lease all or substantially all of the assets of our company or of our company and our subsidiaries, taken as a whole, other than to one or more of our wholly-owned subsidiaries

     o any time the continuing directors do not constitute a majority of our board of directors or, if applicable, a successor corporation to our company provided, however, that (a) a change of control under the first three bullets above shall not be deemed to have occurred if the daily market price per share of common stock for any five trading days within the period of, in the case of a change of control under the first bullet above, 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, or the period of, in the case of a change of control under the second and third bullets above, 10 consecutive trading days ending immediately before the change of control, shall equal or exceed 105% of the conversion price of the notes in effect on the date of the change of control or the public announcement of the change of control, as applicable, or (b) a change of control under the first three bullets above shall not be deemed to have occurred if at least 90% of the consideration in the change of control transaction consists of shares of capital stock traded on a U.S. national securities exchange or quoted on Nasdaq, and as a result of the transaction, the notes become convertible solely into shares of that capital stock.

     Note that the definition of change of control in the indenture includes a phrase relating to the sale, assignment, conveyance, transfer or lease of "all or substantially all" of the assets of our company or of our company and our subsidiaries taken as a whole. There are only a limited number of court decisions interpreting the phrase "substantially all" and, as a result, there is no precise established definition of the phrase under applicable law. Accordingly, your ability as a holder of notes to require us to repurchase your notes as a result of a sale, assignment, conveyance, transfer or lease of less than all of the assets of our company or our company and our subsidiaries, taken as a whole, to another person or group may be uncertain.

     The term "continuing directors" means, as of any date of determination, any member of our board of directors who was a member of our board of directors on March 8, 1999, or was nominated for election or elected with the approval of a majority of the continuing directors on our board at the time of nomination or election.

     A "termination of trading" will be deemed to have occurred if our common stock or other securities into which the notes are then convertible is neither listed for trading on a United States national securities exchange nor approved for trading on Nasdaq or other established automated over-the-counter trading market in the United States.

SELECTION AND NOTICE

     If we are redeeming less than all of the notes, the trustee will select the notes for redemption by complying with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not listed, on a pro rata basis, by lot or by another method that the trustee deems fair and appropriate. No notes of $1,000 in principal amount or less will be redeemed in part. We will mail, or cause to be mailed, a notice of redemption to each holder of notes to be redeemed at its registered address at least 30 but not more than 60 days before the redemption date. If we are redeeming any note in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. We will issue, or cause to be issue, a new note in principal amount equal to the unredeemed portion of the note in the name of the holder of the note upon cancellation of the original note. On and after the redemption date, interest and liquidated damages, if any, will cease to accrue on notes or portions of notes called for redemption unless we default in the payment of the redemption price for the notes.

REGISTRATION RIGHTS

     Pursuant to the registration agreement entered into with the initial purchasers of the notes, we agreed for the benefit of the holders of the notes and common stock issued upon conversion of the notes that we:

       o would, at our cost, file a shelf registration statement with the SEC with respect to resales of the notes and the common stock issuable upon conversion of the notes by May 7, 1999

       o would use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act by August 5, 1999

       o would keep the shelf registration statement continuously effective under the Securities Act for a specified period of time

     This prospectus is a part of the shelf registration statement filed in accordance with these agreements. Our obligation to keep the shelf registration statement continually effective expires upon the earliest of:

       o   March 8, 2001

       o the date on which the notes or the common stock issuable upon conversion of the notes may be sold by non-affiliates of our company pursuant to paragraph (k) of Rule 144, or any successor provision of the SEC under the Securities Act

       o the date as of which the notes or the common stock issuable upon conversion of the notes have been transferred pursuant to Rule 144 under the Securities Act, or any similar provision then in force

       o the date as of which all the notes or the common stock issuable upon conversion of the notes have been sold pursuant to the shelf registration statement

      If the shelf registration statement ceases to be effective, without being succeeded immediately by a replacement shelf registration statement filed and declared effective, or cannot be used, including as a result of a suspension period as described below, for the offer and sale of transfer restricted securities as described below for a period of time that exceeds 60 days in the aggregate in any 12-month period during the period beginning on March 8, 1999 and ending on March 8, 2001, including any suspension period, this would be a registration default. If a registration default occurs, we will pay liquidated damages to each holder of transfer restricted securities that has complied with its obligations under the registration agreement. The amount of liquidated damages payable during any period in which a registration default shall have occurred and be continuing is that amount which is equal to one-quarter of one percent, or 25 basis points, per annum per $1,000 principal amount of notes or $2.50 per annum per 26.7335 shares of common stock, subject to adjustment in the event of a stock split, stock recombination, stock dividend and the like, constituting transfer restricted securities for the first 90 days during which a registration default has occurred and is continuing and one-half of one percent, or 50 basis points, per annum per $1,000 principal amount of notes or $5.00 per annum per 26.7335 shares of common stock, subject to adjustment as set forth above, constituting transfer restricted securities for any additional days during which such registration default has occurred and is continuing. We have agreed to pay all accrued liquidated damages by wire transfer of immediately available funds or by federal funds check on each damages payment date. Following the cure of a registration default, liquidated damages will cease to accrue.

     The term "transfer restricted securities" means each note and each share of common stock issued on conversion of notes until the date on which the note or share, as the case may be:

       o has been transferred pursuant to the shelf registration statement or another registration statement covering the note or share which has been filed pursuant to the Securities Act, in either case after the registration statement has become and while such registration statement is effective under the Securities Act

       o has been transferred pursuant to Rule 144 under the Securities Act, or any similar provision then in force

       o may be sold or transferred pursuant to Rule 144(k) under the Securities Act, or any similar provision then in force

     We were also obligated to:

       o provide or cause to be provided to each holder of the notes, or common stock issuable upon conversion of the notes, copies of this prospectus, which is a part of the shelf registration statement

       o notify or cause to be notified each holder when the shelf registration statement for the notes or the common stock issuable upon conversion of the notes has become effective

       o take certain other actions as are required to permit unrestricted resales of the notes or the common stock issuable upon conversions of the notes

     A holder of notes or the common stock issuable upon conversion of the notes that sells these securities pursuant to this prospectus, which is part of the shelf registration statement:

       o will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers

       o will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales

       o will be bound by the provisions of the registration agreement that are applicable to such holder, including certain indemnification and contribution rights or obligations

We have distributed a questionnaire to each beneficial holder of notes as of a specified date to obtain certain information regarding the selling securityholders for inclusion in the prospectus.

     We are permitted to suspend the use of this prospectus which is a part of the shelf registration statement for a period not to exceed 30 days in any three-month period or for three periods not to exceed an aggregate of 90 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events.

The period of time that we have suspended the use of the prospectus is called a "suspension period." We will pay all expenses of the shelf registration statement.

CONVERSION

     The holder of any note has the right, exercisable at any time between June 7, 1999 and the close of business on the business day immediately preceding March 1, 2006, to convert the principal amount of its notes, or any portion of its notes that is an integral multiple of $1,000, into shares of common stock at the conversion price of $37.40625 per share, subject to adjustment as described below. If we have called a note for redemption, the conversion right will terminate at the close of business on the business day immediately preceding the redemption date, unless we default in making the redemption payment when it becomes due, in which case the conversion right shall terminate on the date on which the default is cured. If the holder of any note delivers notice of its election to have such note purchased pursuant to a designated event offer, the note may be converted only if the notice of election is withdrawn as described under the heading "Repurchase at Option of Holders" above. Except as described below, we will not pay or adjust any notes upon conversion for accrued and unpaid interest or liquidated damages, if any, accrued on the notes or for dividends or distributions on, or liquidated damages, if any, attributable to, any common stock issued upon conversion of notes. We will not issue fractional shares upon conversion. Instead, we will make a cash adjustment for any fractional interest.

     The owners of a note may exercise their right of conversion by delivering to The Depository Trust Company the appropriate instruction form for conversion pursuant to The Depository Trust Company's conversion program. In the case of conversions through Euroclear or Cedel Bank, the owner shall deliver instructions in accordance with Euroclear's or Cedel Bank's normal operating procedures when application has been made to make the underlying common stock eligible for trading on Cedel Bank or Euroclear. To convert a note held in certificated form into shares of common stock, a holder must:

       o complete and manually sign the conversion notice on the back of the note (or complete and manually sign a facsimile of the notice) and deliver the notice to the conversion agent

       o   surrender the note to the conversion agent

       o if required by the conversion agent, furnish appropriate endorsements and transfer documents

       o   if required, pay any transfer or similar taxes

     Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the date of surrender for conversion. The notice of conversion can be obtained from the trustee at its corporate trust office or the office of the conversion agent. As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of common stock issuable upon conversion, together with payment for any fraction of a share in an amount determined on the basis of the daily market price (as described below) of the common stock on the trading day prior to the applicable conversion date. The trustee to the conversion agent will send the certificate or certificates for delivery to the holder. The common stock issuable upon conversion of the notes will be fully paid and nonassessable. Any note surrendered for conversion during the period after the close of business on any record date, and before the opening of business on the next succeeding interest payment date, except notes called for redemption on a redemption date or to be repurchased on a designated event payment date during this period, must be accompanied by payment of an amount equal to the interest and liquidated damages, if any, payable on the interest payment date on the principal amount of notes being surrendered for conversion. In the case of any note which has been surrendered for conversion after the close of business on any record date and before the opening of business on the next succeeding interest payment date, interest and liquidated damages, if any, on the note shall be payable on the interest payment date notwithstanding the conversion of the note, and the interest and liquidated damages, if any, will be paid to the person who was the holder of the note at the close of business on the record date. Holders of common stock issued upon conversion will not be entitled to receive any dividends payable to holders of common stock as of any record time before the close of business on the conversion date.

     We will adjust the conversion price upon the occurrence of certain events, including:

       o the issuance of shares of common stock as a dividend or distribution on the common stock

       o   the subdivision or combination of common stock

       o the issuance to all holders of common stock of rights or warrants to subscribe for or purchase common stock, or securities convertible into common stock, at a price per share less than the then current market price per share, determined as set forth below

       o the distribution of shares of our capital stock, other than common stock, evidences of indebtedness, cash, rights or warrants to subscribe for or purchase securities, other than rights or warrants referred to in the third bullet above, or other assets, including securities of persons other than our company, but excluding:

                  (a) dividends or distributions paid exclusively in cash

                  (b) dividends or distributions referred to in the second or third bullets above

                  (c) distributions in connection with a consolidation, merger or transfer of assets covered in the next succeeding paragraph to all holders of common stock

       o distributions, by dividend or otherwise, to all holders of common stock exclusively in cash, excluding any cash that is distributed as part of a distribution requiring a conversion price adjustment pursuant to the fourth bullet above, in an aggregate amount that, together with the aggregate of:

                  (a) any other all-cash distributions to all holders of common stock within the 12 months preceding the date fixed for determining the stockholders entitled to the distribution that did not trigger a conversion price adjustment

                  (b) all excess payments in respect of each tender offer or other negotiated transaction by our company or any of our subsidiaries for common stock concluded within the 12 months preceding the date fixed for determining the stockholders entitled to the distribution not triggering a conversion price adjustment, exceeds 12 1/2% of the product of the current market price per share on the date fixed for determining the stockholders entitled to the distribution times the number of shares of common stock outstanding on that date

       o payment of an excess payment in respect of a tender offer or other negotiated transaction consummated by our company or any of our subsidiaries for common stock, if the aggregate amount of that excess payment, together with the aggregate amount of

                  (a) cash distributions made to all holders of common stock within the 12 months preceding the expiration of the tender offer or the date of payment of the negotiated transaction consideration, as the case may be, not triggering a conversion price adjustment

                  (b) all excess payments in respect of each other tender offer or other negotiated transaction by our company or any of our subsidiaries for common stock concluded within the 12 months preceding that date not triggering a conversion price adjustment, exceeds 12 1/2% of the product of the current market price per share on that date times the number of shares of common stock outstanding on that date

     In the event of a distribution to all holders of common stock of rights to subscribe for additional shares of our capital stock, other than those rights and warrants referred to in the third bullet above, we may, instead of making any adjustment in the conversion price, make proper provision so that each holder of a note who converts the note after the record date for the distribution and prior to the expiration or redemption of the rights shall be entitled to receive upon the conversion, in addition to shares of common stock, an appropriate number of the rights. We will not make an adjustment of the conversion price until cumulative adjustments amount to one percent or more of the conversion price as last adjusted.

     If we reclassify or change our outstanding common stock, other than changes in par value or from par value to no par value or from no par value to par value or resulting from a subdivision or a combination, or consolidate with or merge into any person, other than a merger where our company is the continuing corporation and which does not result in a reclassification or change in the common stock other than a change in par value described above, or transfers all or substantially all our assets, determined on a consolidated basis, the notes will become convertible into the kind and amount of securities, cash or other assets which the holders of the notes would have owned immediately after any transaction if the holders had converted the notes immediately before the transaction.

     The indenture also provides that if rights, warrants or options expire unexercised, we will readjust the conversion price to take into account the actual number of such warrants, rights or options which were exercised.

     In the indenture, the "current market price" per share of common stock on any date is deemed to be the average of the daily market prices for the shorter of:

       o 30 consecutive business days ending on the last full trading day on the exchange or market referred to in determining the daily market prices prior to the time of determination

       o the period commencing on the date next succeeding the first public announcement of the issuance of rights or warrants or other distribution or tender offer or other negotiated transaction through the last full trading day on the exchange or market referred to in determining the daily market prices prior to the time of determination

     An "excess payment" is the excess of (A) the aggregate of the cash and fair market value (as determined by our board of directors, whose determination shall be conclusive evidence of the fair market value) of other consideration paid by our company or any of our subsidiaries with respect to the shares acquired in a tender offer or other negotiated transaction over (B) the daily market price on the trading day immediately following the completion of the tender offer or other negotiated transaction multiplied by the number of acquired shares.

     To the extent permitted by law, we may from time to time reduce the conversion price by any amount for any period of at least 20 days, in which case we will give at least 15 days' notice of the reduction if our board of directors has made a determination that the reduction would be in the best interests of our company, which determination shall be conclusive. We may, at our option, make reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or any event treated as dividend or distribution for federal income tax purposes. See "Material United States Federal Income Tax Considerations."

SUBORDINATION OF NOTES

     The notes are general, unsecured obligations, junior in right of payment to all our existing and future senior debt and rank equal in right of payment with all our other existing and future indebtedness and liabilities that are not subordinated by their express terms to, or that by their express terms do not rank equal with, the notes. In addition, the notes are subordinated to all existing and future indebtedness and other liabilities of our current or future subsidiaries, if any. The indenture does not restrict the amount of senior debt or other indebtedness or liabilities that we or our subsidiaries may incur. You should read the information under the heading "Risk Factors -- The Notes are Subordinated to Our Other Indebtedness, Which May Affect Our Ability to Pay Our Obligations on the Notes", for more information on the subordination of the notes.

     The payment of the principal of, and premium, if any, interest, and liquidated damages, if any, on, and any other amounts due on the notes is subordinated in right of payment to the prior payment in full of all our senior debt. No payment on account of principal of, or premium, if any, interest or liquidated damages, if any, on or any other amounts due on the notes, including, without limitation, any payments on the designated event offer, and no redemption, purchase or other acquisition of the notes may be made unless:

       o full payment of amounts then due on all senior debt has been made or duly provided for pursuant to the terms of the instrument governing the senior debt

       o at the time for, and immediately after giving effect to, any payment, redemption, purchase or other acquisition, there shall not exist under any senior debt or any agreement pursuant to which any senior debt has been issued any default which shall not have been cured or waived and which shall have resulted in the full amount of the senior debt being declared due and payable

     In addition, the indenture provides that if any of the holders of any issue of designated senior debt notify the trustee that a default has occurred and is continuing giving the holders of the designated senior debt the right to accelerate the maturity of the designated senior debt, we will make no payment on account of principal of, or premium, if any, interest, liquidated damages, if any, or any other amounts due on the notes and we will make no purchase, redemption or other acquisition of the notes for the period commencing on the date the notice is received and ending, unless earlier terminated by notice given to the trustee by the holders or the representative of the holders of the designated senior debt, on the earlier of:

       o   the date on which the default is cured or waived

       o   180 days from the date the notice is received

Notwithstanding the foregoing, but subject to the provisions contained in the first and second sentences of this paragraph, unless the holders of the designated senior debt or the representative of the holders have accelerated the maturity of the designated senior debt, we may resume payments on the notes after the end of the blockage period described above. The holders of designated senior debt may not give, in the aggregate, more than one blockage notice in any consecutive 365-day period, irrespective of the number of defaults with respect to senior debt during any consecutive 365-day period.

     We must pay in full all senior debt before the holders of the notes are entitled to any payments whatsoever, other than payments of junior securities upon:

       o any distribution of our assets in connection with any dissolution, winding-up, liquidation or reorganization of our company

       o acceleration of the principal amount due on the notes because of an event of default

     If payment of the notes is accelerated because of an event of default, we will give prompt written notice to the holders of senior debt or to the trustee(s) for senior debt of the acceleration. We may not pay the principal of, premium, if any, interest or liquidated damages, if any, on or any other amounts due on the notes until five business days after the holders or trustee(s) of senior debt receive notice of the acceleration and, thereafter, we may pay the principal of, premium, if any, interest and liquidated damages, if any, on or any other amounts due on the notes only if the subordination provisions of the indenture otherwise permit payment at that time. As a result of these subordination provisions, in the event of our insolvency, holders of the notes may recover less than our general creditors.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The indenture provides that we may not consolidate or merge with or into any person, whether or not our company is the surviving corporation, continue in a new jurisdiction, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets unless all of the following conditions are met:

       o our company is the surviving corporation or the person formed by or surviving any consolidation or merger, if other than our company, or the person which acquires by sale, assignment, transfer, lease, conveyance or other disposition our properties and assets, is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia

       o the corporation formed by or surviving any consolidation or merger, if other than our company, or the corporation to which the sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all our obligations, pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee, under the notes, the registration agreement and the indenture

       o the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our properties or assets shall be as an entirety or virtually as an entirety to one corporation and the corporation assumes all obligations, pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee, under the notes, the registration agreement and the indenture

       o immediately after the transaction, no default or event of default exists

       o our company or the corporation has delivered to the trustee an officers' certificate and an opinion of counsel, each stating that the transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to the transaction have been satisfied

REPORTS

     Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will file with the SEC and furnish to the trustee and the holders of notes all quarterly and annual financial information without exhibits required to be contained in a filing with the SEC on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual consolidated financial statements only, a report on the annual consolidated financial statements by our independent auditors. We are not required to file any report or other information with the SEC if the SEC does not permit the filing.

EVENTS OF DEFAULT AND REMEDIES

     The indenture provides that each of the following constitutes an event of default:

       o default for 30 days in the payment when due of interest on or liquidated damages with respect to the notes

       o default in payment when due of principal of the notes at maturity, upon redemption or otherwise, including our failure to purchase the notes when required as described under the heading "Repurchase at the Option of Holders" above

       o our failure for 60 days after the receipt of written notice from the trustee or from the holders of at least 25% in aggregate principal amount of the outstanding notes to comply with other covenants and agreements contained in the indenture or the notes

       o default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by our company or any of our material subsidiaries, or the payment of which is guaranteed by our company or any of our material subsidiaries, whether the indebtedness or guarantee existed on March 8, 1999 or is created thereafter, which default (a) is caused by a failure to pay when due principal of or interest on the indebtedness within the grace period provided in the indebtedness, which failure continues beyond any applicable grace period, or (b) results in the acceleration of the indebtedness prior to its express maturity, without such acceleration being rescinded or annulled and, in each case, the principal amount of the indebtedness, together with the principal amount of any other indebtedness under which there has been default in payment or the maturity of which has been accelerated, aggregates $15,000,000 or more, which default in payment is not cured or acceleration is not annulled, within 30 days after the receipt of written notice to comply as provided in the indenture

       o failure by our company or any material subsidiary of our company to pay final non-appealable judgments, other than any judgment as to which a reputable insurance company has accepted full liability, for the payment of money entered by a court or courts of competent jurisdiction aggregating in excess of $15,000,000, which judgments are not stayed, bonded or discharged within 60 days after their entry

       o certain events of bankruptcy or insolvency with respect to our company or any of our material subsidiaries

     If any event of default, other than an event of default arising from certain events of bankruptcy or insolvency, occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an event of default arising from certain events of bankruptcy or insolvency with respect to our company or any material subsidiary, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing default or event of default, except a default or event of default relating to the failure to pay principal, premium, if any, interest or liquidated damages, if applicable, if it determines that withholding notice is in their interest.

     By notice to the trustee, the holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the indenture except:

       o a continuing default or event of default in the payment of the designated event payment or interest or liquidated damages, if applicable, on, or the principal of or premium on, the notes

       o in respect of any covenant or provision of the indenture or the notes which cannot be modified or amended without the consent of the holder of each note affected

     We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement describing the default or event of default.

BOOK-ENTRY; DELIVERY AND FORM; GLOBAL NOTE

     Notes sold in the United States in reliance on Rule 144A or in offshore transactions in reliance on Regulation S are represented by a single, permanent global note in definitive, fully-registered form without interest coupons. The global note was deposited with the trustee as custodian for The Depository Trust Company and registered in the name of a nominee of The Depository Trust Company in New York, New York for the accounts of participants in The Depository Trust Company.

     Investors who are "qualified institutional buyers," as defined in Rule 144A under the Securities Act, and who purchase notes in reliance on Rule 144A under the Securities Act may hold their interests in the global note directly through The Depository Trust Company if they are The Depository Trust Company participants, or indirectly through organizations that are The Depository Trust Company participants.

     Investors who purchase notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in the global note directly through Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System and Cedel Bank, societe anonyme, if they are participants in these systems, or indirectly through organizations that are participants in these systems. Euroclear and/or Cedel Bank will hold interests in the global note on behalf of their participants through their respective depositaries, which in turn will hold the interests in the global note in customers' securities accounts in the depositaries' names on the books of The Depository Trust Company. Citibank, N.A., is acting initially as depositary for Cedel Bank, and The Chase Manhattan Bank is acting initially as depositary for Euroclear.

     Notes originally purchased by or transferred to institutional accredited investors, as defined in Rules 501(a)(1), (2), (3) or (7) under the Securities Act, that are not qualified institutional buyers will be issued and physically delivered in fully registered, definitive form and may not be represented by interests in the global note. Otherwise, except in the circumstances described below, holders of notes represented by interests in the global note will not be entitled to receive definitive notes.

     Upon transfer of a definitive note to a qualified institutional buyer pursuant to Rule 144A or in an offshore transaction pursuant to Rule 904 of Regulation S, the definitive note will be exchanged for an interest in the global note, and the transferee will be required to hold its interest through a participant in The Depository Trust Company, Euroclear or Cedel Bank, as applicable. Upon transfer of a beneficial interest in a global note to an institutional accredited investor, the beneficial interest will be exchanged for a definitive note. All transfers described in this paragraph are subject to certain restrictions set forth in the indenture, including a requirement for the delivery of certain certifications and other documents.

     Except as set forth below, the global note may be transferred, in whole or in part, only to another nominee of The Depository Trust Company or to a successor of The Depository Trust Company or its nominee.

     The Depository Trust Company has advised us that it is:

       o a limited purpose trust company organized under the laws of the State of New York

       o   a member of the Federal Reserve System

       o a "clearing corporation" within the meaning of the New York Uniform Commercial Code

       o a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act

The Depository Trust Company was created to hold securities of institutions that have accounts with The Depository Trust Company and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository Trust Company's participants include:

       o   securities brokers and dealers

       o   banks

       o   trust companies

       o   clearing corporations

       o   certain other organizations

Access to The Depository Trust Company's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     Upon the issuance of the global note, The Depository Trust Company credited, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. The accounts credited were designated by the initial purchasers of the beneficial interests. Ownership of beneficial interests in the global note is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note is shown on, and the transfer of those ownership interests will be effected only through, with respect to participants' interest, records maintained by The Depository Trust Company and, with respect to the owners of beneficial interests in the global note other than participants, records maintained by participants.

     So long as The Depository Trust Company or its nominee is the registered holder and owner of the global note, The Depository Trust Company or its nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive definitive notes and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any action that The Depository Trust Company, as the holder of the global note, is entitled to take, The Depository Trust Company would authorize the participants to take the action, and that participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with The Depository Trust Company's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Cedel Bank.

     We will make payments of the principal of, and interest on, the notes represented by the global note registered in the name of and held by The Depository Trust Company or its nominee to The Depository Trust Company or its nominee, as the case may be, as the registered owner and holder of the global note.

     We expect that The Depository Trust Company or its nominee, upon receipt of any payment of principal or interest in respect of the global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of The Depository Trust Company or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers registered in the names of nominees for these customers. The payments, however, will be the responsibility of the participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for:

       o any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note

       o maintaining, supervising or reviewing any records relating to the beneficial ownership interests

       o any other aspect of the relationship between The Depository Trust Company and its participants

       o the relationship between the participants and indirect participants and the owners of beneficial interests in the global note

     Unless and until it is exchanged in whole or in part for definitive notes, the global note may not be transferred except as a whole by The Depository Trust Company to a nominee of The Depository Trust Company or by a nominee of The Depository Trust Company to The Depository Trust Company or another nominee of The Depository Trust Company.

     Participants in The Depository Trust Company will effect transfers with other participants in the ordinary way in accordance with The Depository Trust Company rules and will settle transfers in same-day funds. Participants in Euroclear and Cedel Bank will effect transfers with other participants in the ordinary way in accordance with the rules and operating procedures of Euroclear and Cedel Bank, as applicable. If a holder requires physical delivery of a definitive note for any reason, including to sell notes to persons in jurisdictions which require physical delivery or to pledge notes, the holder must transfer its interest in the global note in accordance with the normal procedures of The Depository Trust Company and the procedures set forth in the indenture.

     Cross-market transfers between The Depository Trust Company, on the one hand, and directly or indirectly through Euroclear or Cedel Bank participants, on the other, will be effected in The Depository Trust Company in accordance with The Depository Trust Company rules on behalf Euroclear or Cedel Bank, as the case may be, by its respective depositary; however, these cross-market transactions will require delivery of instructions to Euroclear or Cedel Bank, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines, Brussels time. Euroclear or Cedel Bank, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in The Depository Trust Company, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to The Depository Trust Company. Euroclear participants and Cedel Bank participants may not deliver instructions directly to the depositaries for Euroclear or Cedel Bank.

     Because of time zone differences, the securities account of a Euroclear or Cedel Bank participant purchasing an interest in the global note from a The Depository Trust Company participant will be credited during the securities settlement processing day, which must be a business day for Euroclear or Cedel Bank, as the case may be, immediately following the The Depository Trust Company settlement date, and the credit of any transactions interests in the global note settled during the processing day will be reported to the relevant Euroclear or Cedel Bank participant on that day. Cash received in Euroclear or Cedel Bank as a result of sales of interests in the global note by or through a Euroclear or Cedel Bank participant to a The Depository Trust Company participant will be received with value on the The Depository Trust Company settlement date, but will be available in the relevant Euroclear or Cedel Bank cash account only as of the business day following settlement in The Depository Trust Company.

     We expect that The Depository Trust Company will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose accounts at the The Depository Trust Company interests in the global note are credited and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given direction. However, if there is an event of default under the notes, The Depository Trust Company will exchange the global note for definitive notes, which it will distribute to its participants. These definitive notes are subject to certain restrictions on registration of transfers and will bear appropriate legends restricting their transfer.

     Although we expect that The Depository Trust Company, Euroclear and Cedel Bank will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of The Depository Trust Company, Euroclear, and Cedel Bank, The Depository Trust Company, Euroclear and Cedel Bank are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the trustee have any responsibility for the performance by The Depository Trust Company, Euroclear or Cedel Bank or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

     If The Depository Trust Company is at any time unwilling or unable to continue as a depositary for the global note or ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days, we will issue definitive notes in exchange for the global note. The definitive notes will be subject to certain restrictions on registration of transfers and will bear appropriate legends concerning these restrictions.

TRANSFER AND EXCHANGE

     We have initially appointed the trustee as registrar in New York, New York. We reserve the right to vary or terminate the appointment of the registrar or to appoint additional or other registrars or to approve any change in the office through which the registrar acts.

     A holder may transfer or exchange notes in accordance with the indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents and pay any taxes and fees required by law or permitted by the indenture. We are not required to exchange or register the transfer of any note selected for redemption. Also, we are not required to exchange or register the transfer of any note for a period of 15 days before the mailing of a notice of redemption of notes to be redeemed.

     All notes that our company or any of our subsidiaries or affiliates redeem, purchase or otherwise acquire prior to the final maturity date of the notes shall be delivered to the trustee for cancellation. We will not hold or resell any of these notes or issue any new notes to replace any of these notes or any other notes that any holder has converted pursuant to the indenture.

     We will treat the registered holder of a note as the owner of the note for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next succeeding paragraph, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the then outstanding notes, including consents obtained in connection with a tender offer or exchange offer for notes, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes, including consents obtained in connection with a tender offer or exchange offer for notes.

     Without the consent of each holder affected, an amendment, supplement or waiver with respect to any notes held by a nonconsenting holder of notes may not:

       o reduce the amount of notes whose holders must consent to an amendment, supplement or waiver

       o reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes

       o reduce the rate of or change the time for payment of interest on any note

       o waive a default in the payment of principal of or premium, if any, or interest or liquidated damages, if any, on any notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from the acceleration

       o   make any note payable in money other than that stated in the notes

       o make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest or liquidated damages, if any, on the notes

       o   waive a redemption payment with respect to any note

       o   impair the right to convert the notes into common stock

       o modify the conversion or subordination provisions of the indenture in a manner adverse to the holders of the notes

       o make any change in the amendment and waiver provisions described above

     Notwithstanding the foregoing, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes:

       o   to cure any ambiguity, defect or inconsistency

       o to provide for uncertificated notes in addition to or in place of definitive notes

       o to provide for the succession of another person to us and the assumption by the successor to our covenants and obligations under the indenture

       o to evidence and provide for the acceptance of the appointment under the indenture of a successor trustee

       o to make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the indenture of any such holder

       o to make provisions with respect to the conversion rights of holders of notes in the event of a consolidation, merger, continuation or sale of assets as required by the indenture

       o to comply with requirements of the SEC in order to qualify, or maintain the qualifications of, the indenture under the Trust Indenture Act

NOTICES

     We will give or cause to be given notices to holders of the notes by mail to the addresses of the holders as they appear in the note register. The notices will be deemed to have been given on the date of the mailing or on the date of the first publication, as the case may be.

GOVERNING LAW

     The indenture, the notes and the registration agreement are governed by and construed in accordance with the laws of the State of New York, United States of America.

CONCERNING THE TRUSTEE

     The indenture contains limitations on the rights of the trustee, should it become a creditor of our company, to obtain payment of claims in some cases, or to realize on particular property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us; however, if the trustee acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the SEC for permission to continue or resign.

     The holders of a majority in principal amount of outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to exceptions. The indenture provides that, if an event of default occurs that is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of the person's own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder shall have offered to the trustee security and indemnity satisfactory to the trustee against any loss, liability or expense.

CERTAIN DEFINITIONS

     Set forth below are some of the defined terms used in the indenture.

     "Business day" means any day that is not a legal holiday.

     "Capital stock" means any and all shares, interests, participations, rights or other equivalents, however designated, of equity interests in any entity, including, without limitation, corporate stock and partnership interests.

     "Default" means any event that is or, with the passage of time or the giving of notice or both, would be an event of default.

     "Designated senior debt" means any senior debt which, at the date of determination, has an aggregate principal amount outstanding of, or commitments to lend up to, at least $15,000,000 and is specifically designated by us in the instrument evidencing or governing the senior debt as "designated senior debt" for purposes of the indenture.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in other statements by other entities as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.

     "Guarantee" means a guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, letters of credit and reimbursement agreements in respect thereof, of all or any part of any Indebtedness; and such term, when used as a verb, shall have a correlative meaning.

     "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of the person:

       o (a) for borrowed money, including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of such person which is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof, (b) evidenced by a note, debenture, bond or other written instrument, (c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document, including a purchase agreement, which provides that the person is contractually obligated to purchase or to cause a third party to purchase such leased property, (d) in respect of letters of credit, bank guarantees or bankers' acceptances, including reimbursement obligations with respect to any letters of credit, bank guarantees or bankers' acceptances, (e) with respect to indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of the person are subject, whether or not the obligation secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim shall have been assumed or guaranteed by or shall otherwise be the person's legal liability, (f) in respect of the balance of the deferred and unpaid purchase price of any property or assets, and (g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements

       o with respect to any obligation of others of the type described in the preceding bullet or under the third bullet below assumed by or guaranteed in any manner by the person or in effect guaranteed by the person through an agreement to purchase, including, without limitation, "take or pay" and similar arrangements, contingent or otherwise, and the obligations of the person under the assumptions, guarantees or other such arrangements

       o any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing

     "Junior securities" means securities of our company as reorganized or readjusted or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided for in the indenture with respect to the notes, to the payment in full without diminution or modification by the plan of all senior debt.

     "Legal holiday" means a Saturday, a Sunday or a day on which banking institutions in the State of New York are not required to be open. If a payment date is a legal holiday at a place of payment, we may make payment at that place on the next succeeding day that is not a legal holiday, and no interest shall accrue for the intervening period. If any other operative date for purposes of the indenture occurs on a legal holiday then for all purposes the next succeeding day that is not a legal holiday shall be the operative date.

     "Material subsidiary" means any of our subsidiaries which at the date of determination is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act, as the regulation was in effect on March 8, 1999.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages, and other liabilities payable under the documentation governing any Indebtedness.

     "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or government or any agency or political subdivision thereof.

     "Representative" means the trustee, agent or representative (if any) for an issue of senior debt.

     "Senior debt" means the principal of, premium, if any, interest on and other amounts due on our indebtedness, whether outstanding on March 8, 1999 or created, incurred, assumed or guaranteed by us, including all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing, after that date, unless, in the instrument creating or evidencing or pursuant to which indebtedness is outstanding, it is expressly provided that the indebtedness is not senior in right of payment to, or ranks pari passu in right of payment with, the notes. Senior debt includes, with respect to the obligations described above, interest accruing, pursuant to the terms of the senior debt, on or after the filing of any petition in bankruptcy or for reorganization relating to our company, whether or not post-filing interest is allowed in any proceeding, at the rate specified in the instrument governing the relevant obligation. Notwithstanding anything to the contrary in the previous sentences, senior debt shall not include:

       o indebtedness of or amounts owed by us for compensation to employees, or for goods, services or materials purchased in the ordinary course of business

       o   indebtedness of our company to one of our subsidiaries

       o any liability for federal, state, local or other taxes owed or owing by us

     "Subsidiary" of a person means any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more of the subsidiaries of that person or a combination of that person and/or one or more subsidiaries of that person.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 400,000,000 shares of common stock, par value $.0001 per share, and 5,000,000 shares of preferred stock, par value $.01 per share.

     The following is a summary of some of the provisions of our certificate of incorporation and bylaws and Section 203 of the General Corporation Law of the State of Delaware. Although we have attempted to summarize the material portions of these documents, the summary is not complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of incorporation, bylaws and Section 203 of the General Corporation Law of the State of Delaware. We will provide you with copies of any of these documents upon request.

COMMON STOCK

     Holders of common stock have one vote per share for each share held of record on any matter submitted to the holders of common stock for a vote. All outstanding shares of common stock are, and the shares of common stock issuable upon conversion of the notes will be when issued, duly authorized, validly issued, fully paid and nonassessable. Subject to the rights of the holders of any outstanding shares of preferred stock and any restrictions that may be imposed by any of our lenders, holders of common stock are entitled to receive such dividends, if any, as our board of directors may declare out of legally available funds. In the event of the liquidation, dissolution or winding up of our company, holders of common stock are entitled to share equally and ratably, based on the number of shares held, in the assets, if any, remaining after payment of all of our debts and liabilities and the liquidation preference of any outstanding preferred stock. The shares of common stock are neither redeemable nor convertible, and the holders of common stock have no preemptive rights to subscribe for or purchase any additional shares of our capital stock.

PREFERRED STOCK

     We are authorized to issue 5,000,000 shares of preferred stock in one or more series, and to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including voting, redemption and conversion rights. Our board of directors also may designate dividend rights and preferences in liquidation. It is not possible to state the actual effect of the authorization and issuance of series of preferred stock upon the rights of holders of common stock until our board of directors determines the specific terms, rights and preferences of a series of preferred stock. The effects, however, might include, among other things:

        o granting the holders of preferred stock priority over the holders of common stock with respect to the payment of dividends

        o   diluting the voting power of the common stock

        o granting the holders of preferred stock preference with respect to liquidation rights

In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage:

        o   a merger

        o   tender offer

        o   proxy contest

        o the assumption of control by a holder of a large block of our securities

        o   the removal of incumbent management

DELAWARE TAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

       o persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation

       o persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation's outstanding voting stock at any time within three years before the date on which the person's status as an interested stockholder is determined. Subject to some exceptions, a business combination includes, among other things:

       o   mergers or consolidations

       o the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation

       o transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except pursuant to a transaction that effects a pro rata distribution to all stockholders of the corporation

       o any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder

       o any receipt by the interested stockholder of the benefit, except proportionately as a stockholder, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation

Section 203 does not apply to a business combination if:

       o before a person becomes an interested stockholder, the board of directors of the corporation approves the transaction in which the interested stockholder became an interested stockholder or approved the business combination

       o upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commences, other than some excluded shares

       o following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder

CERTAIN PROVISIONS RELATING TO CHANGES IN CONTROL

     Our certificate of incorporation and bylaws contain several provisions that could have the effect of delaying, deterring or preventing the acquisition of control of our company by means of tender offer, open market purchases, a proxy contest or otherwise. We have described those provisions in the following paragraphs.

     Classified Board of Directors

     Our certificate of incorporation divides our board of directors into three classes, with one class having an initial term of one year, one class having an initial term of two years and one class having an initial term of three years. The three classes will be as nearly equal in number as possible. At each annual meeting of stockholders, stockholders elect directors to succeed those directors whose terms have expired, and each newly elected director will serve for a three-year term. We believe that a classified board of directors helps assure the continuity and stability of our board of directors and our business strategies and policies. The classified board provision could increase the likelihood that, in the event of a takeover of our company, incumbent directors will retain their positions. In addition, the classified board provision will help ensure that our company's board of directors, if confronted with an unsolicited acquisition proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

     Removal of Directors; Filing Vacancies

     Our bylaws provide that our stockholders may remove directors only "for cause" and only by the affirmative vote of a majority of the stockholders entitled to vote. As defined in our bylaws, "for cause" means:

        o   commission of an act of fraud or embezzlement against our company

        o   conviction of a felony or a crime involving moral turpitude

        o gross negligence or willful misconduct in performing the director's duties to our company or our stockholders

        o   breach of fiduciary duty owed to our company

Our bylaws also provide that vacant directorships may be filled by our board of directors.

     Special Meetings of Stockholders

     Our bylaws provide that special meetings of stockholders may be called only by our chief executive officer, and shall be called by our chief executive officer or secretary at the written request of a majority of our board of directors. Special meetings may not be called by our stockholders.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations

     Our bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of our board of directors or a committee of our board of directors, of candidates for election as directors. These procedures provide that the notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by the secretary of our company no later than:

        o with respect to an annual meeting, 120 calendar days in advance of date our proxy statement is released to securityholders in connection with the previous year's annual meeting of securityholders

        o with respect to a special meeting, a reasonable time before the solicitation is made

The notice of stockholder nominations must set forth certain information with respect to each nominee who is not an incumbent director.

     Certain Effects of Authorized but Unissued Stock

     We have a large number of unissued and unreserved shares of common stock and 5,000,000 unissued and unreserved shares of preferred stock. We are also considering increasing the amount of authorized common stock. Unissued and unreserved shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and for facilitating corporate acquisitions. Except pursuant to certain employee benefit plans, and except for shares of common stock issuable upon exercise of outstanding warrants and upon conversion of the notes, we do not currently have any plans to issue additional shares of common stock or preferred stock. One of the effects of unissued and unreserved shares of capital stock may be to enable our board of directors to render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of our management. If, in the due exercise of its fiduciary obligations, for example, our board of directors determines that a takeover proposal is not in our best interests, our board of directors could issue shares of common stock without stockholder approval in one or more private transactions or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by:

        o diluting the voting or other rights of the proposed acquirer or insurgent stockholder group

        o creating a substantial voting block in institutional or other hands that might undertake to support the position of our incumbent board of directors

        o by effecting an acquisition that might complicate or preclude the takeover

TRANSFER AGENT AND REGISTRAR

     Harris Trust Company of California is the transfer agent and registrar for our common stock.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a discussion of material U.S. federal income tax considerations to holders of the notes. This discussion is based upon the Internal Revenue Code of 1986, Treasury Regulations, Internal Revenue Service rulings, and judicial decisions now in effect, all of which are subject to change or different interpretations. Any changes may have retroactive effect. We cannot assure you that the Internal Revenue Service will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, and do not intend to obtain, a ruling from the Internal Revenue Service with respect to the U.S. federal income tax consequences of acquiring or holding notes or common stock.

     This discussion does not deal with all aspects of U.S. federal income taxation that may be important to holders of the notes or common stock and does not deal with tax consequences arising under the laws of any foreign, state or local jurisdiction. This discussion does not purport to address all tax consequences that may be important to particular holders in light of their personal circumstances, for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code, or to certain types of holders such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who hold the notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Internal Revenue Code, that may be subject to special rules. This discussion assumes that each holder holds the notes and any common stock received upon conversion of the notes as capital assets under Section 1221 of the Internal Revenue Code, and that the notes are properly characterized as debt instruments for federal income tax purposes.

     For the purpose of this discussion, a "U.S. holder" refers to any holder that is a U.S. person, and a "non-U.S. holder" refers to any holder who is not a U.S. person. The term "U.S. person" means:

       o   a citizen or resident of the United States

       o a corporation, partnership, or other entity treated as a corporation or a partnership for U.S. federal income tax purposes, created or organized in the United States or any state of the United States or the District of Columbia

       o an estate the income of which is includible in income for U.S. federal income tax purposes regardless of its source

       o a trust subject to primary supervision by a court in the United States and control by one or more U.S. persons

     WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF YOUR OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING CONVERSION OF THE NOTES, AND THE EFFECT THAT YOUR PARTICULAR CIRCUMSTANCES MAY HAVE ON THESE TAX CONSEQUENCES.

OWNERSHIP OF NOTES

     Interest on Notes

     A holder must generally include stated interest on notes in its gross income. Stated interest is generally taxable to a holder as ordinary income in accordance with the holder's method of tax accounting at the time that the interest is accrued or received. We intend to take the position that the possibility that holders of notes will be paid liquidated damages due to the occurrence of a Registration default is a remote contingency within the meaning of Treasury Regulations Section 1.1275-4(a)(5). See "Description of Notes -- Registration Rights." Because this position will not bind the Internal Revenue Service, if the Internal Revenue Service were to successfully challenge this position, holders of notes could suffer potentially adverse tax-timing consequences, and any gain recognized on the sale of the notes would constitute ordinary income if the sale occurred when there remained a possibility that liquidated damages would be paid. We urge you to consult your own tax advisors regarding the information in this paragraph. Special rules may apply in the case of non-U.S. holders. See "-- Material Federal Income Tax Considerations Applicable to Non-U.S. Holders."

     Adjustments to Conversion Price

     We will adjust the conversion price of the notes under certain circumstances. Section 305 of the Internal Revenue Code and the Treasury Regulations issued under the Internal Revenue Code may treat the holders of the notes as having received a constructive distribution if adjustments in the conversion price increase the proportionate interest of a holder in our common stock. For example, an adjustment to reflect a taxable dividend to holders of common stock may result in a constructive dividend. Any constructive dividend would be considered as ordinary income, subject to a possible dividends received deduction in the case of corporation holders, to the extent of our current and/or accumulated earnings and profits. A constructive dividend may occur whether or not the holder exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then the increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to the holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits. At this time, we have a deficit in accumulated earnings and profits.

     Sale, Exchange, Redemption or Retirement of Notes

     In general, a holder of notes will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the notes measured by the difference between:

       o the amount realized, except to the extent attributable to the payment of accrued interest not previously included in income

       o   the holder's adjusted tax basis in the notes

A holder's tax basis in notes generally will equal the cost of the notes to the holder, increased by the amount of any market discount, as discussed below, previously taken into income by the holder or decreased by any bond premium amortized by the holder with respect to the notes. Any gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a note should be capital gain or loss and will generally be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the sale or exchange. Special rules may apply in the case of non-U.S. holders. See "-- Material Federal Income Tax Considerations Applicable to Non-U.S. Holders."

     Conversions of Notes into Common Stock

     In general, a holder of notes will not recognize gain or loss on the conversion of the notes into shares of common stock, except upon the receipt of cash in lieu of a fractional share. The holder's tax basis in the shares of common stock received upon conversion of the notes will equal the holder's aggregate basis in the notes exchanged for the common stock, less any portion of the notes allocable to a fractional share. The holding period of the shares of common stock received by the holder upon conversion of notes generally will include the period during which the holder held the notes prior to the conversion. Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for the fractional share. Gain or loss recognized on the receipt of cash paid in lieu of a fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. Special rules may apply in the case of non-U.S. holders. See "-- Material Federal Income Tax Considerations Applicable to Non-U.S. Holders."

     The Common Stock

     A holder will include in its ordinary income distributions, if any, paid on the common stock after a conversion, to the extent made from our current and/or accumulated earnings and profits, as determined for U.S. federal income tax purposes as they are paid. These distributions may be subject to a possible dividends received deduction in the case of corporate holders. Gain or loss realized on the sale or exchange of common stock will equal the difference between:

        o   the amount realized on such sale or exchange

        o   the holders' adjusted tax basis in the common stock

Subject to the market discount rules discussed below, the gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the common stock for more than one year. Special rules may apply in the case of non-U.S. holders. See "-- Material Federal Income Tax Considerations Applicable to Non-U.S. Holders."

     Market Discount

     The resale of notes may be affected by the "market discount" provisions of the Internal Revenue Code. Market discount on a Note will generally equal the amount, if any, by which the principal amount of the note exceeds the holder's acquisition price. Subject to a de minimis exception, those provisions generally require a holder of a note acquired at a market discount to treat as ordinary income any gain recognized on the disposition of the note to the extent of the "accrued market discount" at the time of disposition. If a Note with accrued market discount is converted into common stock pursuant to the conversion feature, the amount of such accrued market discount generally will be taxable as ordinary income upon disposition of the common stock. Market discount on a note will be treated as accruing on a straight-line basis over the term of such note or, at the election of the holder, under a constant-yield method. A holder of a note acquired at a market discount may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction, unless the holder elects to include market discount in income as it accrues.

     Amortizable Premium

     A purchaser of a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize the premium from the purchase date to the note's maturity date under a constant-yield method that reflects semiannual compounding based on the note's payment period. This premium, however, will not include any premium attributable to a note's conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note's purchase price over what the note's fair market value would be if there were no conversion feature. Amortized premium is treated as an offset to interest income on a note and not as a separate deduction.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO NON-U.S. HOLDERS

     Interest on Notes

     Generally, stated interest paid on the notes to a non-U.S. holder will not be subject to U.S. federal income tax if:

       o such interest is not effectively connected with the conduct of a trade or business within the United States by such non-U.S. holder

       o the non-U.S. holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote, the non-U.S. holder is not a "controlled foreign corporation" with respect to which the Company is a "related person" within the meaning of the Internal Revenue Code, and the beneficial owner of the note, under penalty of perjury, certifies to the payer that the owner is not a U.S. person and such certificate provides the owner's name and address

If particular requirements are satisfied, the certification described above may be provided by a securities clearing organization, a bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business. For this purpose, the non-U.S. holder of notes would be deemed to own constructively the common stock into which it could be converted.

     A non-U.S. holder that is not exempt from tax under these rules generally will be subject to U.S. federal income tax withholding at a rate of 30% unless:

       o the interest is effectively connected with the conduct of a U.S. trade or business, in which case the interest will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally

       o an applicable income tax treaty provides for a lower rate of, or exemption from, withholding tax

In the case of a non-U.S. holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax, which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income, at a 30% rate. The branch profits tax may not apply, or may apply at a reduced rate, if a recipient is a qualified resident of a country with which the U.S. has an income tax treaty.

     To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with a U.S. trade or business, the non-U.S. holder must provide a properly executed Form 1001 or 4224, or such successor forms as the IRS designates, as applicable, prior to the payment of interest. These forms must be periodically updated. Under recently finalized U.S. Treasury regulations, effective for payments made after December 31, 1999, the Forms 1001 and 4224 will be replaced by Form W-8. Also, under the new U.S. Treasury regulations, a non-U.S. holder who is claiming the benefits of a treaty may be required to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Certain special procedures are provided in the new regulations for payments through qualified intermediaries.

     Sale, Exchange or Redemption of Notes or Shares of Common Stock

     A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized upon the sale or other disposition of notes or shares of common stock received in exchange therefor unless:

       o the gain is effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder

       o in the case of a non-U.S. holder who is a nonresident alien individual and holds the common stock as a capital asset, the non-U.S. holder is present in the U.S. for 183 or more days in the taxable year

However, if we were to become a "United States real property holding corporation" under the Internal Revenue Code, a non-U.S. holder may be subject to federal income tax with respect to gain realized on the disposition of notes or shares of common stock. In that case, any withholding tax withheld pursuant to the rules applicable to dispositions of a "United States real property interest" will be creditable against the non-U.S. holder's U.S. federal income tax liability and may entitle the non-U.S. holder to a refund upon furnishing required information to the Internal Revenue Service. We are not now a "United States real property holding corporation" and do not anticipate that we will become one.

     Conversion of Notes

     A non-U.S. holder generally will not be subject to U.S. federal income tax on the conversion of a note into shares of common stock. However, to the extent a non-U.S. holder receives cash in lieu of a fractional share on conversion, the cash may give rise to gain that would be subject to the rules described above with respect to the rules regarding the sale or exchange of a note.

     Dividends on Shares of Common Stock

     Generally, any distribution on shares of common stock to a non-U.S. holder will be subject to U.S. federal income tax withholding at a rate of 30% unless:

       o the dividend is effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder, in which case the dividend will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally and, with respect to corporate non-U.S. holders under certain circumstances, the branch profits tax

       o an applicable income tax treaty provides for a lower rate of, or exemption from, withholding tax. A Non-U.S. holder may be required to satisfy certain certification requirements in order to claim a reduction of or exemption from withholding under the foregoing rules

INFORMATION REPORTING AND BACKUP WITHHOLDING

     U.S. Holders

     Information reporting and backup withholding may apply to payments of principal, interest or dividends on or the proceeds from the sale or other disposition of the notes or common stock with respect to certain noncorporate U.S. holders. These U.S. holders generally will be subject to backup withholding at a rate of 31% unless, among other conditions, the U.S. holder supplies a taxpayer identification number and certain other information, certified under penalties of perjury, to the payer or otherwise establishes an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the U.S. holder's federal income tax liability.

     Non-U.S. Holders

     Generally, information reporting will apply to payments of interest on the notes or dividends on the common stock, and backup withholding at a rate of 31% will apply unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption. The 31% backup withholding tax will not apply, however, to interest or dividends subject to the 30% withholding tax described above. In addition, information reporting and backup withholding will apply to payments of principal on the notes unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

     The payment of the proceeds of the disposition of notes or common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and possible backup withholding unless the Non-U.S. holder certifies as to its non-U.S. holder status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. holder of notes or common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence in its files of the non-U.S. holder's foreign status and has no actual knowledge to the contrary.

NEW WITHHOLDING REGULATIONS

     The recently finalized withholding regulations referred to above make some modifications to the withholding and information reporting rules described above. These new regulations attempt to unify certification requirements and modify reliance standards. The new regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. We urge you to consult your own tax advisors regarding the new regulations.

     THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                             SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement. The notes were resold by the initial purchasers of the notes to qualified institutional buyers, within the meaning of Rule 144A under the Securities Act, institutional accredited investors, as defined in Rule 501 (a) (1), (2), (3) or (7) under the Securities Act, and to non-U.S. persons outside the United States in transactions exempt from registration under the Securities Act. The notes and the shares of our common stock issuable upon conversion of the notes that may be offered pursuant to this prospectus will be offered by the selling securityholders. The following table sets forth certain information concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of our common stock issuable upon conversion of the notes that may be offered from time to time pursuant to this prospectus.

     The selling securityholders may, from time to time, offer and sell any or all of the notes and the shares of our common stock issuable upon conversion thereof under this prospectus. Any sales of the notes or shares of common stock will be for the account of the selling securityholders and we will not receive any of the proceeds from these sales.

     The information in the following table is as of August 2, 1999 and assumes that no selling securityholder beneficially owns any shares of our common stock other than shares issuable pursuant to the conversion of the notes. In addition, the information in the table assumes the conversion of all notes owned by each selling securityholder at the initial conversion price of $37.40625 per share. This initial conversion price may be adjusted under some circumstances. As a result, the number of shares issuable upon conversion of the notes may increase or decrease. Under the terms of the indenture governing the notes, cash will be paid instead of issuing fractional shares upon conversion. The selling securityholders listed below provided us the information contained in the following table with respect to themselves and the respective principal amount of notes that may be sold by each of them under this prospectus. We have not independently verified this information.


                                      PRINCIPAL AMOUNT OF
                                       NOTES BENEFICIALLY                                SHARES OF           PERCENTAGE OF
      NAME OF SELLING                     OWNED THAT           PERCENTAGE OF        COMMON STOCK THAT        COMMON STOCK
    SECURITYHOLDER (1)(2)                 MAY BE SOLD         NOTES OUTSTANDING       MAY BE SOLD (3)     OUTSTANDING (4)(5)(6)
------------------------------------- -------------------     -----------------     ------------------    ---------------------
AIG/National Union Fire Insurance...          760,000                 *                    20,317

Aloha Airlines Non-Pilots Pension
Trust...............................          150,000                 *                     4,010

Aloha Airlines Pilots Retirement
Trust...............................          100,000                 *                     2,673

Argent Classic Convertible Arbitrage
Fund................................        1,500,000                 *                    40,100

Argent Classic Convertible Arbitrage
Fund (Bermuda) L.P..................        4,500,000               2.60                  120,300

Arkansas PERS.......................        1,030,000                 *                    27,535

BancBoston Robertson Stephens (7)...        1,250,000                 *                    33,416

Bear, Stearns & Co. Inc.............          750,000                 *                    20,050

BNP Arbitrage SNC...................        4,000,000               2.31                  106,934

Boulder Capital Inc.................        5,000,000               2.89                  133,667

Boulder II Limited..................        1,650,000                 *                    44,110

C & H Sugar Company, Inc............          200,000                 *                     5,346

Convexity Partners..................          625,000                 *                    16,708

David Lipscomb University General
Endowment...........................           40,000                 *                     1,069

Delaware PERS.......................          905,000                 *                    24,193

D. E. Shaw..........................        3,000,000               1.73                   80,200

Deutsche Bank Securities Inc. (8)...       22,890,000              13.28                  611,929

Elliot Associates, L.P..............        2,500,000               1.45                   66,833

Equitable Life Assurance Separate
Account-Balanced....................           40,000                 *                     1,069

Equitable Life Assurance Separate
Account-Convertibles................          635,000                 *                    16,975

Family Service Life Insurance Co....          100,000                 *                     2,673

First Delta Securities..............          200,000                 *                     5,346

The Frist Foundation................          110,000                 *                     2,940

Goldman Sachs and Company...........        6,500,000               3.76                  173,767

Greyhound Lines.....................          100,000                 *                     2,673

Guardian Life Insurance Co. of
America.............................        2,300,000               1.33                   61,487

Guardian Master Pension Trust.......          100,000                 *                     2,673

Hawaiian Airlines Employees Pension
Plan-IAM............................          100,000                 *                     2,673

Hawaiian Airlines Pension Plan for
Salaried Employees..................           30,000                 *                       802

Hawaiian Airlines Pilots Retirement
Plan................................          200,000                 *                     5,346

HBK Cayman L.P......................        2,570,000               1.49                   68,705

HBK Offshore Fund Ltd...............        5,180,000               3.00                  138,479

HighBridge International LLC (9)....       12,750,000               7.37                  340,852

Hudson River Trust Balanced
Account.............................          640,000                 *                    17,109

Hudson River Trust Growth
Investors...........................          535,000                 *                    14,302

Hudson River Trust Growth & Income
Account.............................        1,185,000                 *                    31,679

ICI American Holdings Trust.........          405,000                 *                    10,827

Island Holdings ....................           10,000                 *                       267

Jackson Investment Fund, Ltd........          860,000                 *                    22,990

JMG Convertible Investments, L.P....        6,500,000               3.76                  173,767

Kapiolani Medical Center............          300,000                 *                     8,020

Kentfield Trading, Ltd..............        2,000,000               1.16                   53,467

LDG Limited.........................          300,000                 *                     8,020

LLT Limited.........................          650,000                 *                    17,376

McMahan Securities Company, L.P. ...        2,440,000               1.41                   65,229

Medici Partners, L.P................          500,000                 *                    13,366

Memphis Light, Gas & Water
Retirement Fund.....................          545,000                 *                    14,569

Michaelangelo, L.P..................        1,250,000                 *                    33,416

Nalco Chemical Company..............          198,000                 *                     5,293

NMS Services Inc. (10)..............       10,000,000               5.78                  267,335

Onex Industrial Partners Limited....        1,850,000               1.07                   49,456

OZ Master Fund, Ltd.................        3,000,000               1.73                   80,200

PRIM Board..........................        1,725,000                 *                    46,115

Queens Health Plan..................           50,000                 *                     1,336

Ramius Fund Ltd.....................        1,250,000                 *                    33,416

Ramius, L.P.........................          500,000                 *                    13,366

Raphael, L.P........................          500,000                 *                    13,366

RCG Baldwin, L.P....................          250,000                 *                     6,683

Salomon Smith Barney Inc. (11)......        7,270,000               4.20                  194,352

SCOTIAMcLeod, Inc...................        4,200,000               2.43                  112,280

Southern Farm Bureau Life
Insurance-FRIC......................          875,000                 *                    23,391

SoundShore Holdings Ltd.............        2,250,000               1.30                   60,150

SoundShore Opportunity Holding Fund
Ltd.................................          750,000                 *                    20,050

Spear, Leeds & Kellogg..............          500,000                 *                    13,366

Starvest Combined Portfolio.........        1,090,000                 *                    29,139

State of Oregon Equity..............        4,490,000               2.60                  120,033

State of Oregon/SAIF Corporation....        5,000,000               2.89                  133,667

TQA Arbitrage Fund, L.P.............          500,000                 *                    13,366

TQA Leverage Fund, L.P..............        3,050,000               1.76                   81,537

TQA Vantage Fund, Ltd...............        1,750,000               1.01                   46,783

TQA Vantage Plus Fund, Ltd..........          550,000                 *                    14,703

Triarc Companies, Inc...............          500,000                 *                    13,366

Triton Capital Investments, Ltd.....        8,500,000               4.92                  227,234

Value Line Convertible Fund, Inc....          500,000                 *                    13,366

Westgate International, L.P.........        2,500,000               1.45                   66,833

White River Securities LLC..........          750,000                 *                    20,050

Zeneca Holdings Trust...............          405,000                 *                    10,827

--------------------
*    Less than 1%.

(1) Except as otherwise set forth in the footnotes to this table, none of the selling securityholders has, or within the last three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

(2) No holder may offer notes pursuant to this prospectus until such holder is named as a selling securityholder in this prospectus or in a supplement to this prospectus.

(3) This number is the shares of common stock into which the notes held by the selling securityholders are convertible at the conversion rate. The conversion rate and the number of shares of common stock issuable upon conversion of the notes are subject to adjustment under particular circumstances. See "Description of the Notes - Conversion." Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the notes. Instead, cash will be paid instead of any fractional shares.

(4) This number assumes: (a) that the full amount of notes held by the selling securityholder are converted into common stock at the conversion rate and (b) the offering of such shares by such selling securityholder pursuant to the registration statement of which this prospectus forms a part. The conversion rate and number of shares of common stock issuable upon conversion of the notes are subject to adjustment under particular circumstances. See "Description of the Notes - Conversion." Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the notes. Instead, cash will be paid instead of any fractional shares.

(5) As of June 30, 1999 there were 72,063,869 shares of our common stock outstanding. In accordance with the rules of the SEC, the percentage of common stock outstanding owned by each selling securityholder is calculated as follows: (a) the numerator is the number of shares of common stock held by that selling securityholder upon conversion of all notes owned by that selling securityholder and (b) the denominator includes the number of shares of common stock outstanding and the number of shares of common stock held by that selling securityholder upon conversion of all notes owned by that selling securityholder.

(6) None of the securityholders contained in this table were the beneficial owners of more than 1% of the total common stock outstanding as of June 30, 1999.

(7) BancBoston Robertson Stephens has in the past provided us with investment banking and investment advisory services, including acting as a lead initial purchaser in the original offering of the notes. BancBoston received only customary fees for providing us these services.

(8) The address of this holder is 31 West 52nd Street, Fourth Floor, New York, New York 10019.

(9) The address of this holder is P.O. Box 30554, Seven Mile Beach, Grand Cayman, Cayman Islands, B.W.I.

(10) The address of this holder is 31 West 57th Street, 29th Floor, New York, New York 10019.

(11) Salomon Smith Barney, Inc. has in the past provided us with investment banking and investment advisory services, including acting as a lead initial purchaser in the original offering of the notes. Salomon received only customary fees for providing us these services.

         The selling securityholders identified above may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their notes since the date on which the information in the preceding table is presented. Information concerning the selling securityholders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary. Because the selling securityholders may offer all or some of the notes they hold or shares of common stock issuable upon conversion of the notes pursuant to the offering contemplated by this prospectus, no estimate can be given as to the amount of the notes or shares of common stock that will be held by the selling securityholders upon the termination of this offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     We have been advised that the selling securityholders intend to distribute the notes and the shares of common stock issuable upon conversion of the notes from time to time only as follows if at all:

       o   to or through underwriters, brokers or dealers

       o   directly to one or more other purchasers

       o   through agents on a best-efforts basis

       o   otherwise through a combination of any such methods of sale

     The notes and the shares of common stock issuable upon conversion of the notes may be sold from time to time:

       o in one or more transactions at a fixed price or prices, which may be changed

       o   at market prices prevailing at the time of sale

       o   at prices related to such prevailing market prices

       o   at varying prices determined at the time of sale

       o   at negotiated prices

     Such sales may be effected in transactions, which may involve crosses or block transactions:

       o on any national securities exchange or quotation service on which the notes or our common stock may be listed or quoted at the time of sale

       o   in the over-the-counter market

       o in transactions otherwise than on such exchanges or services or in the over-the-counter market

       o   through the writing of options

     In connection with sales of the notes or common stock or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the notes or our common stock in the course of hedging the positions they assume. A short sale occurs when stock that is not owned is sold in anticipation that it may be subsequently purchased at a lower price. The selling securityholder may also sell notes or common stock short and deliver notes or common stock to close out such short positions, or loan or pledge notes or common stock to brokers-dealers or others that in turn may sell such securities. The selling securityholder may pledge or grant a security interest in some or all of the notes or common stock issued upon conversion of the notes owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes or the common stock from time to time pursuant to this prospectus. The selling securityholder also may transfer and donate notes or shares of common stock issuable upon conversion of the notes in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of the prospectus. The selling securityholder may sell short the common stock and may deliver this prospectus in connection with such short sales and use the shares of common stock covered by the prospectus to cover such short sales.


                                  LEGAL MATTERS

         The validity of the notes and the shares of common stock issuable upon conversion of the notes offered by this prospectus will be passed upon for us by Hughes & Luce, L.L.P., Dallas, Texas.

                                     EXPERTS

         Our consolidated financial statements as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

================================================================================
NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.




                                  $172,915,000




                                   CNET, INC.




                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2006

             AND COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES


                                   PROSPECTUS


                                 August 6, 1999



================================================================================